As filed with the Securities and Exchange Commission on January 6, 2004
Registration No. 333-110038

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Fisher Scientific International Inc.

(Exact name of Registrant as specified in its charter)

Delaware	5049	02-0451017
(State or other jurisdiction of incorporation or organization)	(Primary standard industrial classification code number)	(I.R.S. Employer Identification Number)

One Liberty Lane

Hampton, New Hampshire 03842
(603) 926-5911
(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Todd M. DuChene, Esq.

Fisher Scientific International Inc.
One Liberty Lane
Hampton, New Hampshire 03842
(603) 926-5911
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

With a copy to:

E. Raman Bet-Mansour, Esq.

Debevoise & Plimpton LLP
919 Third Avenue
New York, New York 10022
(212) 909-6000

    Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

         If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

         If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☑

         If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

         If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum
Title of Each Class of	Amount to Be	Offering	Aggregate	Amount of
Securities to Be Registered	Registered	Price Per Unit	Offering Price	Registration Fee

2.50% Convertible Senior Notes due October 1, 2023	$300,000,000(1)	100%(2)	$300,000,000(2)	$24,270

Common Stock, par value $0.01 per share	6,320,580(3)	(4)	(4)	(4)

(1)	Represents the aggregate principal amount of the Registrant’s 2.50% Convertible Senior Notes due October 1, 2023 issued by the Registrant prior to the date of this Registration Statement.

(2)	Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(i) under the Securities Act. Exclusive of accrued interest and distributions, if any.

(3)	Includes 6,320,580 shares of common stock issuable upon conversion of the notes at the initial conversion rate of 21.0686 shares of common stock per each $1,000 principal amount of notes. In addition, pursuant to Rule 416 under the Securities Act, the amount to be registered includes an indeterminate number of shares of common stock as may be issued from time to time upon conversion of the notes to prevent dilution resulting from stock splits, stock dividends or similar events.

(4)	Pursuant to Rule 457(i) under the Securities Act, no registration fee is payable with respect to the shares of common stock issuable upon conversion of the notes because no additional consideration is payable in connection with the holder’s exercise of the conversion right.

         The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to Section 8(a), may determine.

PROSPECTUS

$300,000,000

Fisher Scientific International Inc.

2.50% Convertible Senior Notes due October 1, 2023 and

Shares of Common Stock Issuable upon Conversion of the Notes

              We issued $300,000,000 aggregate principal amount of our 2.50% convertible senior notes due October 1, 2023 in a private offering on July 7, 2003. Selling securityholders may use this prospectus to resell from time to time their notes and shares of our common stock issuable upon conversion of the notes. The selling securityholders will receive all of the proceeds from the sale of securities under this prospectus.

          The notes will mature on October 1, 2023. You may convert the notes into shares of our common stock (unless earlier redeemed or repurchased by us) under the following circumstances: (1) if the price of our common stock issuable upon conversion reaches, or the trading price of the notes falls below, specified thresholds described in this prospectus; (2) if we call the notes for redemption; (3) upon the occurrence of specified corporate transactions described in this prospectus; or (4) if the credit ratings assigned to the notes decline below the levels described in this prospectus. Upon conversion, we will have the right to deliver, in lieu of common stock, cash or a combination of cash and common stock. The initial conversion rate is 21.0686 shares of common stock per each $1,000 principal amount of notes. This is equivalent to an initial conversion price of $47.46 per share. On January 5, 2004 the last reported sale price of our common stock on the New York Stock Exchange was $40.70 per share. Our common stock is listed under the symbol “FSH”.

          We will pay interest on the notes on April 1 and October 1 of each year. The first interest payment was on October 1, 2003. The notes are issued only in denominations of $1,000 and integral multiples of $1,000.

          On or after October 2, 2010, we have the option to redeem all or a portion of the notes that have not been previously converted or repurchased at a redemption price of 100% of the principal amount plus accrued interest and liquidated damages owed, if any, to the redemption date. You have the option, subject to certain conditions, to require us to repurchase any notes held by you on October 1, 2010, October 1, 2015 and October 1, 2020, or upon a change in control as described in this prospectus, at prices equal to 100% of the principal amount of the notes plus accrued interest and liquidated damages owed, if any, to the date of repurchase.

          The notes issued in the private offering described above are eligible for trading in The PORTALTM Market of the National Association of Securities Dealers, Inc. The notes sold using this prospectus, however, will no longer be eligible for trading in the PORTALTM Market. We do not intend to list the notes on any securities exchange or include the notes in any automated quotation system.

          INVESTING IN THE SECURITIES OFFERED BY THIS PROSPECTUS INVOLVES RISKS. SEE “RISK FACTORS” BEGINNING ON PAGE 7 OF THIS PROSPECTUS.

          Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is January 6, 2004

ABOUT THIS PROSPECTUS
SUMMARY
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION
RATIO OF EARNINGS TO FIXED CHARGES
USE OF PROCEEDS
PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY
DESCRIPTION OF OUR CREDIT AND SECURITIZATION FACILITIES
DESCRIPTION OF NOTES
DESCRIPTION OF CAPITAL STOCK
SELLING SECURITYHOLDERS
MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
INCORPORATION BY REFERENCE
SIGNATURES
EMPLOYMENT AGREEMENT WITH PAUL M. MONTRONE.
EMPLOYMENT AGREEMENT WITH PAUL M MEISTER.
EMPLOYMENT AGREEMENT WITH DAVID T. DELLA PENTA.
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES.
CONSENT OF DELOITTE & TOUCHE LLP

      You should rely only on the information contained or incorporated by reference in this prospectus. We have not authorized anyone to provide you with any other information. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities by anyone in any jurisdiction in which such offer or solicitation is not authorized or in which the person making such offer or solicitation is not qualified to do so or to any person to whom it is unlawful to make such offer or solicitation. You should assume that the information contained or incorporated by reference in this prospectus is accurate as of the date on the front of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

      Information contained in our web site does not constitute part of this prospectus.

      Our logo and our other trademarks mentioned in this prospectus are the property of Fisher Scientific International Inc. or its affiliates. Other trademarks mentioned in this prospectus are the property of their respective owners.

      Fisher Scientific International Inc. is a Delaware corporation. Our principal executed offices are located at One Liberty Lane, Hampton, NH 03842, and our telephone number at that address is (603) 926-5911. Our website is located at www.fisherscientific.com.

      This prospectus incorporates important business and financial information about Fisher that is not included in or delivered with this prospectus. This information is available without charge to securityholders upon written or oral request. To make such a request, contact Todd M. DuChene, Vice President and General Counsel, either in writing at our offices at Fisher Scientific International Inc., One Liberty Lane, Hampton, NH 03842, or by telephone at (603) 926-5911. See “Incorporation by Reference.”

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ABOUT THIS PROSPECTUS

      This prospectus is part of a registration statement on Form S-3 that we have filed with the Securities and Exchange Commission, or SEC, utilizing a “shelf” registration process. Under this shelf registration process, selling securityholders may from time to time sell the securities described in this prospectus in one or more offerings.

      This prospectus provides you with a general description of the securities that the selling securityholders may offer. A selling securityholder may be required to provide you with a prospectus supplement containing specific information about the selling securityholder and the terms of the securities being offered. That prospectus supplement may include additional risk factors or otherwise add, update or change information in this prospectus. If there is any inconsistency between the information in this prospectus and any prospectus supplement, you should rely on the information in that prospectus supplement. You should read both this prospectus and any prospectus supplement together with the additional information described under the captions “Incorporation by Reference” and “Where You Can Find More Information.”

ii

SUMMARY

      This summary does not include all of the information that may be important to you. You should read this summary together with the information contained elsewhere in this prospectus and the information we incorporate by reference in the prospectus. As used in this prospectus, unless otherwise stated or the context otherwise requires, “we,” “us,” “Fisher,” “the Company” and “our” refer to Fisher Scientific International Inc.

Our Business

      We are a world leader in serving science. We offer more than 600,000 products and services to more than 350,000 customers located in approximately 145 countries. As a result of our broad product offering, electronic commerce capabilities and integrated global logistics network, we serve as a one-stop source of products, services and global procurement solutions for our customers.

      We offer an array of products and services to the scientific research, clinical laboratory and safety markets. Our products include scientific instruments and equipment, clinical consumables, diagnostic reagents, organic and inorganic chemicals, safety and clean-room supplies and laboratory workstations. We offer both proprietary products and products that we source from more than 6,000 vendors. We generate approximately 80% of our revenues from the sale of consumable products. Our proprietary products consist of self-manufactured products, Fisher branded products and products for which we serve as the exclusive distributor. Approximately 45% of our revenues are generated from the sale of higher margin proprietary products. We offer a range of services that includes pharmaceutical packaging for Phase III and Phase IV clinical trials, contract manufacturing, custom chemical synthesis, customized laboratory procurement services and laboratory-instrument calibration and repair.

      We have assembled an integrated global logistics network through which we service our customers. This network, together with our order entry and inventory management systems, allows us to deliver products and provide services on a rapid basis worldwide. We make over 30,000 shipments each day. In the United States, we ship approximately 95% of all orders within 24 hours of order placement. We deliver our products through third party carriers and our own fleet of 85 delivery vehicles.

      Fisher was founded in 1902 and was incorporated as a Delaware corporation in 1991. Through organic growth and acquisitions we have established ourselves as a world leader in serving science.

Perbio Acquisition

      On September 8, 2003, we acquired approximately 93.6% of the shares of Perbio Science AB, or Perbio, a Swedish company listed on the Stockholm Stock Exchange. On September 26, 2003, we acquired an additional 5.1% of the shares of Perbio. We purchased all of these shares for an aggregate purchase price of approximately $673 million and assumed net debt of approximately $44 million. In this prospectus, we refer to this acquisition as the “Perbio Acquisition.”

      We reported the Perbio Acquisition on a Form 8-K dated September 3, 2003. We have filed Perbio’s financial statements and pro forma financial statements with the SEC on a Form 8-K/A dated November 14, 2003.

Recent Developments

Debt Refinancings

      On November 4, 2003, we issued and sold $150 million of our 8% senior subordinated notes due 2013. These notes were issued as additional debt securities under the indenture pursuant to which on August 20, 2003, we issued $150 million of 8% senior subordinated notes due 2013. On September 30, 2003, we issued and sold 6,634,526 shares of our common stock for aggregate gross proceeds of approximately $270.4 million.

      We applied the proceeds of our November 4, 2003 note issuance and our September 30, 2003 common stock issuance as follows: (i) we applied $131.9 million to fund on November 21, 2003 our tender offer for the remaining $117.6 million outstanding aggregate principal amount of our 7 1/8% senior notes due 2005 plus premium and accrued interest (as a result of the tender offer, only $356,000 of our 7 1/8% senior notes remain outstanding); (ii) we applied $50.0 million to fund on November 24, 2003 the redemption of $46.0 million principal amount of our outstanding 8 1/8% senior subordinated notes due 2012 plus premium and accrued interest; and (iii) we applied $209.0 million to repay a portion of the term loans under our senior credit facility.

      On December 3, 2003, we amended our senior credit facility to create a $440 million term loan facility which refinanced the outstanding term loan facility at a lower interest rate, and increased the revolving credit commitments from $175 million to $190 million. See “Description of our Credit and Securitization Facilities.” We refer to the above-described transactions as the “Refinancing Transactions.”

Segment Reporting

      We are currently evaluating the way we manage our business as a result of the Perbio Acquisition and changes in dynamics in the principal markets we serve. This evaluation is expected to be completed shortly and may cause us to change our reportable segments.

Securities Being Offered

      This prospectus covers the sale from time to time by selling securityholders of $300,000,000 aggregate principal amount of our 2.50% convertible senior notes due October 1, 2023, plus the shares of common stock that may be issued from time to time upon conversion of the notes. The shares of common stock may be offered by the selling securityholders following conversion of the notes. We issued the notes to Goldman, Sachs & Co. as initial purchaser, in a private offering that closed on July 7, 2003. The initial purchaser has advised us that the notes were resold in transactions exempt from the registration requirements of the Securities Act to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act.

Corporate Information

      Fisher Scientific International Inc. is a Delaware corporation. Our principal executive offices are located at One Liberty Lane, Hampton, New Hampshire 03842, and our telephone number is (603) 926-5911. Our website is located at www.fisherscientific.com. The information on our website is not part of this prospectus. In this document, we “incorporate by reference” certain information that we file with the SEC. See “Incorporation by Reference” for information regarding the documents incorporated by reference herein.

The Offering

Issuer	Fisher Scientific International Inc.

Notes Offered	$300,000,000 aggregate principal amount of 2.50% convertible senior notes due October 1, 2023.

Maturity	October 1, 2023.

Interest Payment Dates	April 1 and October 1 of each year, beginning October 1, 2003.

Conversion Rights	You may convert your notes into shares of our common stock (unless earlier redeemed or repurchased), in whole or in part, at any time prior to maturity, subject to adjustments as described herein, at a rate of 21.0686 shares of common stock per $1,000 principal amount of notes (which is equivalent to a conversion price of $47.46 per share), under any of the following circumstances:

• you will have such conversion right in a conversion period on any date on or prior to October 1, 2018, if the closing sale price of our common stock for at least 20 trading days in the period of the 30 consecutive trading days ending on the first day of such conversion period was more than 120% of the then current conversion price of the notes;

• if, on any date after October 1, 2018, the closing sale price of our common stock is more than 120% of the then current conversion price of the notes, then you will have such conversion right at all times thereafter;

• we have called the notes for redemption;

• we distribute to all or substantially all holders of our common stock rights, options or warrants entitling them to purchase common stock at less than the closing sale price of our common stock on the day preceding the declaration for such distribution;

• we distribute to all or substantially all holders of our common stock cash, assets, debt securities or capital stock, which distribution has a per share value as determined by our board of directors exceeding 10% of the closing sale price of our common stock on the day preceding the declaration for such distribution; or

• during any period in which the credit rating of the notes assigned by Moody’s is Caa1 or lower and by Standard & Poor’s is CCC+ or lower, or neither Moody’s (or its successors) nor Standard & Poor’s (or its successors) continue to rate the notes.

Upon conversion, we will have the right to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock.

You may also convert your notes into shares of our common stock for the five business day period after any five consecutive trading day period in which the average trading price for the notes was less than 97% of the average conversion value (as defined in this prospectus) for the notes during that period; provided, however, if such five trading day period ends after October 1, 2018 and, at the time of the conversion, the closing sale price of shares of our common stock is greater than the then current conversion price of the notes and less than or equal to 120% of the then current conversion price of the notes and you surrender your notes for conversion, you will receive, at our option, cash, common stock or a combination of cash and common stock with a value equal to the principal amount of your notes on such conversion date. If we elect to pay you in cash or in a combination of cash and common stock, our common stock will be valued at 100% of the average closing sale price for the five trading days ending on the third trading day preceding the conversion date.

The conversion rate is subject to adjustment upon certain events. See “Description of Notes — Conversion Rights.”

Global Notes; Book-entry System	The notes are issued in fully registered form in minimum denominations of $1,000. The notes are evidenced by one or more global notes deposited with the trustee for the notes, as custodian for The Depository Trust Company, or DTC. Beneficial interests in the global notes will be shown on, and transfers of those beneficial interests can only be made through, records maintained by DTC and its direct and indirect participants. See “Description of Notes — Form, Denomination, Transfer, Exchange and Book-Entry Procedures.”

Optional Redemption	Prior to October 2, 2010, the notes will not be redeemable. Beginning October 2, 2010, we may redeem for cash all or part of the notes at any time, upon not less than 30 nor more than 60 days’ notice before the redemption date by mail to the trustee, the paying agent and each holder of notes, for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest and liquidated damages owed, if any, to the redemption date. See “Description of Notes — Optional Redemption.”

Purchase of Notes by Us at the Option of the Holder	Holders have the right, subject to certain conditions, to require us to purchase all or any portion of the notes on October 1, 2010, October 1, 2015 and October 1, 2020. In each case, we will pay a purchase price equal to 100% of the principal amount of the notes to be purchased plus any accrued and unpaid interest and liquidated damages owed, if any, to the purchase date. We will pay the repurchase price for any notes repurchased on October 1, 2010 in cash. We may choose to pay the repurchase price for any notes repurchased on October 1, 2015 or October 1, 2020 in cash, shares of our common stock, or a combination of cash and shares of our common stock; provided, however, that we may, at our sole discretion, terminate at any time our right to pay all or a portion of the repurchase price on either of these dates in shares of our common stock. If we elect to pay you in common stock or a combination of cash and common stock, our common stock will be valued at 95% of the average closing sale price for the five trading days ending on the third trading day preceding the applicable purchase date. See “Description of Notes — Purchase of Notes by Us at the Option of the Holder.”

Purchase of Notes by Us Upon a Change in Control	Upon a change in control, as that term is defined in “Description of Notes — Repurchase at Option of Holders Upon a Change in Control,” you will have the right, subject to conditions and restrictions, to require us to repurchase some or all of your notes at a price equal to 100% of the principal amount, plus any accrued and unpaid interest and liquidated damages owed, if any, to the date of purchase. See “Description of Notes — Purchase at Option of Holders Upon a Change in Control.”

Ranking	The notes are unsecured senior indebtedness and rank pari passu in right of payment to all our existing and future senior debt. As of September 30, 2003:

• as adjusted to give effect to the Refinancing Transactions, we had approximately $1,400.9 million of total debt and approximately $778.0 million of senior debt outstanding; and

• we had the ability to borrow an additional aggregate amount of $389.2 million under our existing accounts receivable securitization facility and revolving credit facility.

Registration Rights	Pursuant to a registration rights agreement, we have agreed to file a shelf registration statement, of which this prospectus is a part, with respect to the resale of the notes and the sale of the shares of common stock issuable upon conversion of the notes. If we fail to comply with certain of our obligations under the registration rights agreement, liquidated damages will be payable on the notes. We have agreed to use reasonable efforts to keep the shelf registration statement effective until the earliest of:

• the sale of all securities covered by the shelf registration statement;

• the expiration of the applicable holding period with respect to the notes and the underlying common stock pursuant to Rule 144(k) under the Securities Act with respect to securities held by persons that are not our affiliates; and

• two years from the date the shelf registration statement is declared effective.

We may suspend use of the shelf registration statement during specified periods for reasons relating to pending corporate developments, public filings with the SEC and other events. See “Description of Notes — Registration Rights.”

Use of Proceeds	The selling securityholders will receive all of the proceeds from the sale of the notes and the shares of common stock issuable upon conversion of the notes. We will not receive any of the proceeds from the sale of any of these securities offered by this prospectus.

Trading	The notes that we issued in the private offering are eligible for trading in the PORTALTM Market. Notes sold by means of this prospectus will no longer be eligible for trading in the PORTALTM Market. We do not intend to list the notes for trading on any national or other securities exchanges or any automated dealer quotation system. Our common stock is listed for trading on the New York Stock Exchange under the symbol “FSH.”

Governing Law	The indenture, the registration rights agreement and the notes are governed by the laws of the State of New York.

Risk Factors

      You should read the “Risk Factors” section, beginning on page 7 of this prospectus, so that you understand the risks associated with an investment in the notes.

RISK FACTORS

      In considering whether to purchase the notes (or common stock into which they are convertible), you should carefully consider all the information we have included or incorporated by reference in this prospectus, including the risk factors described below. If any of the following risks or the risks referred to in our reports to the SEC actually occur, our business and operating results could be harmed. This could cause the value of the securities offered in this prospectus to decline, and you may lose all or part of your investment.

Risks Relating to the 2.50% Convertible Senior Notes

The notes are effectively junior to all our secured indebtedness.

      The notes are our senior unsecured obligations and rank equally with all our other senior unsecured indebtedness. However, the notes are effectively subordinated to our secured indebtedness to the extent of the value of the assets securing such indebtedness. Subject to specified limitations, the indenture governing the notes permits us to incur a significant amount of secured indebtedness and the notes will be effectively junior to this secured indebtedness except to the extent the notes are entitled to be equally and ratably secured. In the event that we are declared bankrupt, become insolvent or are liquidated or reorganized, any debt that ranks ahead of the notes will be entitled to be paid in full from our assets before any payment may be made with respect to the notes. Holders of the notes will participate ratably with all holders of our unsecured indebtedness that is deemed to be of the same class as the notes, and potentially with all of our other general creditors, based upon the respective amounts owed to each holder or creditor, in our remaining assets. In any of the foregoing circumstances, we cannot assure you that there will be sufficient assets to pay amounts due on the notes. As a result, holders of the notes may receive less, ratably, than holders of secured indebtedness.

      As of September 30, 2003:

•	as adjusted to give effect to the Refinancing Transactions, we had approximately $1,400.9 million of total debt and approximately $778.0 million of senior debt outstanding; and

•	we had the ability to borrow an additional aggregate amount of $389.2 million under our existing accounts receivable securitization facility and revolving credit facility.

We may incur additional indebtedness ranking equal to the notes.

      If we incur any additional debt that ranks equally with the notes, including trade payables, the holders of that debt will be entitled to share ratably with you in any proceeds distributed in connection with any insolvency, liquidation, reorganization, dissolution or other winding-up of us. This may have the effect of reducing the amount of proceeds paid to you.

You will have no recourse against our subsidiaries in the event of a default on the notes.

      We are a legal entity separate and distinct from our subsidiaries and holders of the notes will be able to look only to us for payments on the notes. In addition, our right to receive assets of any subsidiaries upon their liquidation or reorganization, and the rights of the holders of the notes to share in those assets, would be subject to the satisfaction of claims of the subsidiaries’ creditors. Consequently, the notes will be subordinate to all liabilities, including trade payables, of any of our subsidiaries and any subsidiaries that we may in the future acquire or establish (including that portion of our bank credit agreement for which our material subsidiaries are obligors). Our obligations and those of the subsidiary borrowers, if any, under our bank credit agreement are secured by substantially all of our assets and all of the assets of our material domestic subsidiaries, a pledge of the stock of each such subsidiary, and a pledge of 65% of the stock of our material foreign subsidiaries which are our direct subsidiaries or direct subsidiaries of one of our material domestic subsidiaries. Our obligations and those of the subsidiary borrowers, if any, are further guaranteed by us and each of our material domestic subsidiaries.

The notes are structurally subordinated to the liabilities of our subsidiaries.

      We conduct all of our operations through various direct and indirect subsidiaries. We are dependent on our ability to receive cash from our subsidiaries to meet our debt service and other obligations, including obligations under the notes. Our subsidiaries are separate and distinct legal entities and will have no obligation, contingent or otherwise, to pay any amounts due pursuant to the notes. Our rights, and the rights of our creditors, including holders of the notes, to participate in the distribution of the assets of any subsidiary upon that subsidiary’s liquidation or reorganization will be subject to the prior claims of that subsidiary’s creditors, including trade creditors. Accordingly, the notes will be effectively subordinated to the liabilities of these subsidiaries. At September 30, 2003, the aggregate indebtedness of our subsidiaries was approximately $37.7 million and our material domestic subsidiaries have guaranteed our senior bank debt.

An active trading market for the notes may not develop.

      There is currently no established public trading market for the notes. Although the notes that were sold in the private offering to qualified institutional buyers under Rule 144A are eligible for trading in the PORTALTM Market, any notes resold under this prospectus will no longer be eligible for trading in the PORTALTM Market. We cannot predict whether an active trading market for the notes will develop or, if such market develops, how liquid it will be. We do not intend to list the notes on any national or other securities exchange or on the Nasdaq National Market. Accordingly, no market for the notes may develop, and any market that develops may not last.

      Even if an active trading market were to develop, the notes could trade at prices that may be lower than the initial offering price of the notes, or the holders could experience difficulty or an inability to resell the notes. Whether or not the notes will trade at lower prices depends on many factors, including prevailing interest rates, the market for similar securities, the price of our shares of common stock, our performance and other factors.

We may not be able to purchase the notes upon an agreed purchase date or a change in control, and may not be obligated to purchase the notes upon certain corporate transactions.

      On October 1, 2010, holders of the notes may require us to purchase their notes for cash. In addition, holders of the notes may require us to purchase their notes upon a change in control. However, it is possible that we would not have sufficient funds to make the required purchase of the notes and we may be required to secure third-party financing to do so. We may not be able to obtain such financing on commercially reasonable terms, on terms acceptable to us, or at all. A change in control under the indenture may also result in an event of default under our credit facility, which may cause the acceleration of our other indebtedness, in which case we would be required to repay in full our secured indebtedness before we repay the notes. Our future indebtedness may also contain restrictions on our ability to repurchase the notes upon certain events, including transactions that could constitute a change in control under the indenture. Our failure to repurchase the notes upon a change in control would constitute an event of default under the indenture and would have a material adverse effect on our financial condition. In addition, the terms of our new credit facility require us to obtain the consent of our lenders before repurchasing notes following any change of control. Further, certain important corporate events, such as leveraged recapitalizations that would increase the level of our indebtedness, may not constitute a change in control under the indenture and would not trigger our obligation to repurchase the notes. See “Description of Notes — Purchase of Notes by Us at the Option of the Holder” and “— Purchase at the Option of Holders upon a Change in Control.”

      The change in control and other provisions in the indenture relating to consolidation, merger, sale or conveyance of all or substantially all assets may not protect you in the event we consummate a highly leveraged transaction, reorganization, restructuring, spin-off, merger or other similar transaction, unless such transaction constitutes a change in control or a consolidation, merger, sale or conveyance of all or substantially all assets under the indenture. Such a transaction may not trigger your right to convert the notes or our obligation to repurchase the notes. Except as described above, the indenture does not contain provisions that permit the holders of the notes to convert the notes or require us to repurchase or redeem the notes in an event of a takeover, recapitalization, spin-off or similar transaction. There can be no assurance that the trading price of the notes would not be materially and adversely affected by such a transaction.

We expect that the trading value of the notes will be significantly affected by the price of our common stock.

      The market price of the notes is expected to be significantly affected by the market price of our common stock. This may result in greater volatility in the trading value of the notes than would be expected for nonconvertible debt securities we issue.

We may issue preferred stock the terms of which could adversely affect the voting power or value of our common stock.

      Our certificate of incorporation authorizes us to issue, without the approval of our stockholders, one or more classes or series of preferred stock having such preferences, powers and relative, participating, optional and other rights, including preferences over our common stock respecting dividends and distributions, as our board of directors may determine. We have no present plans to issue any shares of preferred stock, and our ability to do so is limited by the terms of our credit facility and the indenture relating to our senior subordinated notes. However, if we did issue one or more classes or series of preferred stock, the terms thereof could adversely impact the voting power or value of our common stock into which the notes are convertible, thereby adversely affecting the value of the notes. For example, we might afford holders of preferred stock the right to elect some number of our directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences we might assign to holders of preferred stock could affect the residual value of our common stock into which the notes are convertible, thereby adversely affecting the value of the notes.

Provisions of our charter documents may have anti-takeover effects that could prevent a change in control.

      Provisions of our certificate of incorporation, bylaws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. See “Description of Capital Stock.”

The notes are not protected by restrictive covenants.

      The indenture governing the notes does not contain any financial or operating covenants or restrictions on the payments of dividends, the incurrence of indebtedness or the issuance or repurchase of securities by us or any of our subsidiaries. The indenture contains no covenants or other provisions to afford protection to holders of the notes in the event of a change in control involving us, except to the extent described under “Description of Notes — Purchase at Option of Holders Upon a Change in Control.”

Risks Related to Our Business

Our significant leverage could adversely affect our cash flow and prevent us from fulfilling our financial obligations, including making payments on the notes.

      As of September 30, 2003, as adjusted to give effect to the Refinancing Transactions, we had approximately $1,400.9 million of total debt and approximately $778.0 million of senior debt outstanding. In addition, as of September 30, 2003, we had the ability to incur an additional aggregate amount of $389.2 million under our existing accounts receivable securitization and revolving credit facility; further borrowing under those facilities or incurring any other additional indebtedness would likely increase our leverage and the risks therefrom. Our debt agreements permit us to incur or guarantee additional indebtedness, subject to limitations set forth in those agreements.

      Our substantial indebtedness could have important consequences to you. Our high leverage could negatively affect our operations in a number of ways, including:

•	we may be unable to obtain additional financing for our operations or for acquisitions or expansions;

•	we must dedicate a significant part of our cash flow from operations to payments on our debt, thereby reducing funds available for other corporate purposes; and

•	the level of our debt could limit our flexibility in responding to downturns in our business.

      In addition, we will be required to repay the indebtedness under our various debt agreements as that indebtedness matures. We may not have sufficient funds or we may be unable to arrange for additional financing to pay these amounts when they become due.

Our compliance with restrictions and covenants in our debt agreements may harm our business by limiting our ability to take corporate actions.

      Our debt agreements contain a number of covenants that significantly restrict our operations, our ability to issue additional debt and our ability to pay dividends. Under our credit facility we are also required to comply with specific financial ratios and tests, including maximum leverage ratios and minimum EBITDA to cash interest expense ratios. We may not be able to comply in the future with these covenants or restrictions as a result of events beyond our control, such as prevailing economic, financial and industry conditions. If we default in the performance of the covenants in our debt agreements, our lenders could declare all the principal and interest amounts outstanding due and payable and terminate their commitments to extend credit to us in the future. If we are unable to secure credit in the future, we may be unable to pursue business opportunities or strategic investments that we need to undertake.

      In addition, if we or certain of our subsidiaries are not in compliance with certain of the financial covenants in the indenture governing our 8% senior subordinated notes due 2013, the indenture governing our 8 1/8% senior subordinated notes due 2012 or the indenture governing our 7 1/8% senior notes due 2005, our ability to consummate our acquisition and investment strategy will be impaired and will require prior approval or waiver by the holders of those notes.

      For a discussion of the covenants, financial ratios and tests required by our debt agreements and our existing bank credit agreement, see “Description of our Credit and Securitization Facilities.”

Our results of operations depend on our customers’ research and development efforts; these efforts and the spending on them are beyond our control, and our results of operations may be harmed if our customers do not expend sufficient resources on these activities.

      A significant number of our customers include entities active in scientific or technological research in the life science, clinical laboratory and industrial safety supply markets in the United States and internationally. Research and development budgets and activities have a large effect on the demand for our products and services. Our customers determine their research and development budgets based on several factors, including the need to develop new products, competition and the general availability of resources. In addition, as we continue to expand our international operations, the research and development spending levels in other global markets will become increasingly important to us. We expect continued increases in scientific and technology-related research and development spending in the United States and worldwide, although we cannot give any assurances, and such spending may decrease or become subject to cyclical swings.

Our growth strategy to acquire new businesses may not be successful and the integration of future acquisitions may be difficult and disruptive to our ongoing business.

      Acquisitions are an important part of our growth strategy. Since 1991, we have acquired 34 businesses and we routinely review additional potential acquisition opportunities, including our acquisition of Perbio. Despite our successful record in integrating the companies we have acquired, we have encountered a number of risks, including:

•	our management’s attention has been diverted to the integration of the operations of the acquired businesses;

•	we have had difficulties integrating the operations and systems of the acquired businesses and realizing the potential operating synergies; and

•	we have had difficulty in assimilating and retaining the personnel and customers of the acquired companies.

      In addition, we compete with other companies to acquire suitable targets, and in the past have not been able to acquire certain targets that we sought. Also, certain of the businesses we acquired have not generated the cash flow and earnings, or yielded other benefits, that we anticipated at the time of their acquisition. Furthermore, we have at times encountered substantial unanticipated costs or other problems associated with the acquired businesses. For example, we generally need to ensure that all quality standards and internal control procedures are quickly implemented at the acquired businesses. If we are unable to successfully complete and integrate strategic acquisitions in a timely manner, the acquisition may adversely affect our profitability.

The Perbio Acquisition is a material transaction for us and may not provide us with the anticipated strategic or commercial benefits.

      We believe that we will be able to realize important strategic and commercial benefits from the Perbio Acquisition through combining Perbio’s manufacturing capabilities in the life science market with our sales, marketing and distribution network. Despite these anticipated benefits, the Perbio Acquisition presents us with challenges. In accordance with Swedish law and custom relating to transactions involving publicly-traded Swedish companies, much of the information about Perbio that we reviewed in detail prior to the consummation of the Perbio Acquisition consisted only of publicly-available information, and information generated from publicly-available information. While we were generally satisfied with the process and results of our due diligence investigation, we did not have complete access to information regarding Perbio and its results and operations prior to the consummation of the Perbio Acquisition. We cannot give any assurances that difficulties in integrating the operations of Perbio will not arise or that the strategic and commercial benefits we expect from the Perbio Acquisition will be realized. If we encounter substantial unanticipated costs, liabilities or other problems, the Perbio Acquisition may have an adverse effect on our results of operations or financial condition.

Because we rely heavily on third party package delivery services, any unanticipated disruptions in these services or significant increases in prices may disrupt our ability to ship products and increase our costs and lower our profitability.

      We ship a significant portion of our products to our customers through independent package delivery companies, such as UPS. We also maintain a small fleet of transportation vehicles dedicated to the delivery of our products. In 2002, we shipped approximately 65% of our products in the United States via UPS. We also ship our products through other carriers, including national and regional trucking firms, overnight carrier services and the U.S. Postal Service. If UPS or another third party package delivery provider experiences a major work stoppage, as UPS did in 1997, such that either our products would not be delivered in a timely fashion or we would incur additional shipping costs which we could not pass on to our customers, our costs may increase and our relationships with certain of our customers may be strained. In addition, if UPS or our other third party package delivery providers increase prices and we are not able to find comparable alternatives or make adjustments to our delivery network, our profitability would be harmed.

We may incur unexpected costs associated with compliance with environmental regulations.

      A number of our domestic and international operations involve and have involved the handling, manufacture or use or sale of substances that are or could be classified as toxic or hazardous substances. Some risk of environmental damage is inherent in our operations and the products we manufacture, sell or distribute. We have been named as a potentially responsible party for environmental contamination associated with various sites. We are currently implementing remedial measures at some of our facilities, including at two of our facilities in New Jersey. We have established reserves in the amount of $31.2 million as of September 30, 2003 for the potential costs of this remediation based on estimates of our management and environmental specialists. However, our actual costs may exceed those reflected in our reserves. In addition, future environmental damage resulting from our operations may occur, the costs of which may harm our business. We may also be liable for third party infringement claims in addition to primary liability. Future events, including changes in existing laws and regulations, identification of unknown conditions and the development of new remediation techniques, may also give rise to additional costs which could harm our business.

If we lose our key personnel, our business may be harmed.

      We depend heavily on the services of our senior management, including Paul M. Montrone, our chairman of the board and chief executive officer, and Paul M. Meister, our vice chairman of the board, both of whom are important to the implementation of our acquisition strategy and cost-control efforts. We believe that our future success will depend upon the continued services of our senior management. Our business may be harmed by the loss of any member of our senior management, including Mr. Montrone or Mr. Meister. We do not maintain key-man life insurance with respect to Mr. Montrone or Mr. Meister.

We are subject to economic, political and other risks associated with our significant international sales and operations.

      We conduct international operations through a variety of wholly-owned subsidiaries, majority-owned subsidiaries, joint ventures, equity investments and agents located in North and South America, Europe, the Far East, the Middle East and Africa. A significant portion of the revenues of our international operations are generated in Europe. We are also exploring the possibility of expansion into other international markets. Expansion of these activities could increase the risks associated with our international operations. We derived approximately 18% of our total revenue from sales to customers located outside the United States in 2002 and approximately 17% in 2001. We anticipate that revenue from international operations will continue to represent a growing portion of our revenues. In addition, many of our manufacturing facilities, employees and suppliers are located outside the United States, including areas in Europe that are undergoing slow, if any, economic growth. In the past, our sales and earnings have been harmed by a variety of factors resulting from our international operations, including:

•	changes in the political or economic conditions in a country or region, particularly in developing or emerging markets;

•	longer payment cycles of foreign customers and difficulty of collecting receivables in foreign jurisdictions;

•	trade protection measures and import or export licensing requirements;

•	differing tax laws and changes in those laws;

•	difficulty in staffing and managing widespread operations;

•	differing labor laws and changes in those laws;

•	differing protection of intellectual property and changes in that protection; and

•	differing regulatory requirements and changes in those requirements.

Our international operations expose us to exchange rate fluctuations.

      Approximately 18% of our revenues and expenses for 2002 were denominated in currencies other than the U.S. dollar. We own properties and conduct operations in Australia, Belgium, Canada, China, France, Germany, Hong Kong, Japan, Malaysia, Mexico, the Netherlands, Singapore, Switzerland and the United Kingdom. In 2002, fluctuations in the exchange rates between the U.S. dollar and other currencies reduced our net sales by approximately $17.0 million. Future fluctuations in exchange rates relative to the U.S. dollar could continue to adversely affect our revenues.

Our failure to maintain satisfactory compliance with the Food and Drug Administration’s regulations and those of other governmental agencies may force us to recall products and cease their manufacture and distribution.

      Some of our operations are subject to regulation by the U.S. Food and Drug Administration and similar international agencies. These regulations govern a wide variety of product activities, from design and development to labeling, manufacturing, promotion, sales and distribution. If we fail to comply with the Food and Drug Administration’s regulations or those of similar international agencies, we may have to recall products and cease their manufacture and distribution, which would increase our costs and reduce our revenues.

We may be unable to adjust to the rapid changes the healthcare industry is undergoing.

      In recent years, the healthcare industry has undergone significant changes in an effort to reduce costs. These changes include:

•	the development of large and sophisticated purchasing groups of pharmaceuticals and medical and surgical supplies;

•	wider implementation of managed care;

•	legislative healthcare reform;

•	consolidation of pharmaceutical and medical and surgical supply distributors; and

•	cuts in Medicare spending.

      We expect the healthcare industry to continue to change significantly in the future. Some of these potential changes, such as a reduction in governmental support of healthcare services or adverse changes in legislation or regulations governing the delivery or pricing of healthcare services or mandated benefits, may cause healthcare industry participants to purchase fewer of our products and services or to reduce the price that they are willing to pay for our products or services.

SPECIAL NOTE REGARDING FORWARD-LOOKING INFORMATION

      This prospectus includes forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, or the Securities Act, and Section 21E of the Securities Exchange Act of 1934, or the Exchange Act. All statements other than statements of historical facts included in this prospectus may constitute forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. Although we believe that our assumptions made in connection with the forward-looking statements are reasonable, there can be no assurances that the assumptions and expectations will prove to have been correct. These forward-looking statements are subject to various risks, uncertainties and assumptions including, among other things:

•	our outstanding indebtedness and leverage, and the restrictions imposed by our indebtedness;

•	the effects of domestic and international economic and business conditions on our businesses;

•	the high degree of competition in certain of our businesses, and the potential for new competitors to enter into these businesses;

•	the extent to which we undertake new acquisitions or enter into strategic joint ventures or partnerships, and the terms of any such acquisition or strategic joint venture or partnership;

•	future modifications to existing laws and regulations affecting the environment;

•	discovery of unknown contingent liabilities, including environmental contamination at our facilities and liability with respect to products we distribute and manufacture;

•	fluctuations in interest rates and in foreign currency exchange rates;

•	availability, or increases in the cost, of raw materials and other inputs used to make our products;

•	the loss of major customers or suppliers, including any provider of shipping services; and

•	our ability to generate free cash flow or to obtain sufficient resources to finance working capital and capital expenditure needs.

      Words such as “anticipates,” “estimates,” “expects,” “projects,” “intends,” “plans,” “believes” and words and terms of similar substance used in connection with any discussion of future operating results or financial performance identify forward-looking statements. All forward-looking statements reflect our present expectations of future events and are subject to a number of important factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The factors listed in the “Risk Factors” section of this prospectus, as well as any cautionary language in this prospectus, provide examples of these risks and uncertainties.

      You are cautioned not to place undue reliance on the forward-looking statements, which speak only as of the date of this prospectus or the date of the document incorporated by reference in this prospectus. We are under no obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

RATIO OF EARNINGS TO FIXED CHARGES

      Our ratio of earnings to fixed charges for each of the periods indicated is as follows:

						Nine Months
						Ended
	Year Ended December 31,					September 30,

	2002	2001	2000	1999	1998	2003	2002

Ratio of earnings to fixed charges(1)	2.5x	1.4x	1.4x	1.5x	*	2.1x	2.4x

*	Due to our loss in 1998, the coverage ratio was less than 1:1. We needed to generate additional earnings of $60.3 million in 1998 to achieve a coverage ratio of 1:1.

      For the purpose of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before provision for income taxes and before adjustment for losses from equity investments plus fixed charges. Fixed charges consist of interest charges, amortization of debt expense and discount or premium related to indebtedness, whether expensed or capitalized, and that portion of rental expense we believe to be representative of interest.

USE OF PROCEEDS

      The selling securityholders will receive all of the proceeds from the sale of the notes and the common stock issuable upon conversion of the notes offered by this prospectus. We will not receive any proceeds.

PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

      Our common stock is traded on the New York Stock Exchange under the symbol “FSH”. On January 5, 2004, the last reported sale price of our common stock on the New York Stock Exchange was $40.70 per share. The following table presents for the periods indicated the range of high and low closing sale prices of our common stock, as reported by the New York Stock Exchange.

	Price

	High	Low

2001
First Quarter	$39.87	$32.40
Second Quarter	38.70	24.70
Third Quarter	27.40	21.70
Fourth Quarter	30.29	24.20
2002
First Quarter	$31.00	$25.76
Second Quarter	32.95	26.48
Third Quarter	31.00	23.25
Fourth Quarter	31.72	27.20
2003
First Quarter	$32.30	$27.70
Second Quarter	35.47	26.19
Third Quarter	40.83	35.04
Fourth Quarter	42.24	38.48
2004
First Quarter (through January 5)	$40.96	$40.70

      We have not paid a cash dividend during our last three fiscal years. Our credit facility and other debt agreements restrict our ability to pay cash dividends. Accordingly, we do not anticipate paying cash dividends on our common stock at any time in the foreseeable future.

      As of September 30, 2003, there were approximately 118 holders of record of our common stock.

DESCRIPTION OF OUR CREDIT AND

SECURITIZATION FACILITIES

      We are describing below the principal indebtedness that we have incurred since February 2003 as well as our accounts receivables facility. We have financed the purchase price for the Perbio Acquisition principally through incurrences of indebtedness, including (a) the sale of $300 million principal amount of the 2.50% convertible senior notes due 2023 to which this prospectus relates, (b) the sale of $150 million principal amount of our 8% senior subordinated notes due 2013 and (c) the borrowing of an additional $250 million of term loans under our Credit Facility defined below. The terms of the 2.50% convertible senior notes due 2023 are described under “Description of Notes.”

Credit Facility

      On February 14, 2003, we entered into a new credit facility that replaced our prior credit facility, and in connection with the Perbio Acquisition, we amended and restated this new credit facility on September 10, 2003 (the “Original Credit Facility”) to provide for, among other things, an additional $250 million term loan facility as part of the financing of the Perbio Acquisition. On December 3, 2003, we amended the Original Credit Facility to create a $440 million term loan facility (the “Tranche C Term Loan Facility”) which refinanced the outstanding term loan facility at a lower interest rate, created an additional $15 million revolving credit commitment (the “New Revolving Credit Commitment”) and substituted Deutsche Bank AG, New York Branch as the administrative agent. The following summarizes the terms of the Original Credit Facility, a copy of which is filed as exhibit 10.1 to our current report on Form 8-K, filed with the SEC on September 18, 2003, as amended by the First Amendment to the Amended and Restated Credit Agreement, dated as of December 3, 2003 (as so amended, the “Credit Facility”), a copy of which was filed with the SEC on Form 8-K on December 9, 2003.

      The Credit Facility consists of (i) a $440 million Tranche C Term Loan Facility, (ii) a $190 million revolving credit facility, including the New Revolving Credit Commitment (the “Revolving Credit Facility”) and (iii) upon request, and subject to the fulfillment of certain conditions, an additional incremental term loan facility (the “Incremental Term Loan Facility”) of up to a maximum amount that varies depending, among other things, on the level of our financial covenants and the amount of senior unsecured debt incurred by us since February 14, 2003. On September 30, 2003 and October 23, 2003, we paid $51.6 million and $157.4 million, respectively, of the term loans under our Original Credit Facility. Deutsche Bank AG, New York Branch is the Administrative Agent for the syndicate of lenders providing the Credit Facility, Deutsche Bank Securities and Banc of America Securities LLC are Joint Lead Arrangers and Credit Suisse First Boston, acting through its Cayman Islands branch, and Bank of America, N.A. are Syndication Agents.

      We borrowed a portion of the Revolving Credit Facility on February 14, 2003 to refinance amounts outstanding under the $175 million revolving credit portion of our prior credit facility. On March 21, 2003, we drew $400 million under the original term loan facility to finance the redemption of our then-remaining 9.00% Senior Subordinated Notes due 2008. On September 10, 2003, we drew $250 million under the Tranche B-1 term loan facility in connection with financing a portion of the purchase price for the Perbio Acquisition. On December 3, 2003, we drew $440 million from the Tranche C Term Loan Facility to refinance the then-outstanding amounts under the original term loan facility and the Tranche B-1 term loan facility in their entirety and added the New Revolving Credit Commitment to the then-existing $175 million Revolving Credit Facility, making a $190 million Revolving Credit Facility.

      The loans under the Revolving Credit Facility bear interest at our election at either the Adjusted LIBO Rate plus a margin of between 2.25% and 3.00% per annum, or at the Prime Rate plus a margin of between 1.25% and 2.00% per annum, depending in each case on our total leverage ratio. The loans under the Tranche C Term Loan Facility bear interest at our election at either the Adjusted LIBO Rate plus a margin of 2.00% per annum or the Prime Rate plus 1.00% per annum. Commitment fees are payable on the unborrowed amounts of the Revolving Credit Facility (which shall be determined without taking into account any local currency loan described below) at a rate of between 0.375% and 0.50% per annum, depending on our total leverage ratio, while such commitments remain outstanding.

      The “Adjusted LIBO Rate” is equal to (subject to rounding upwards) the LIBO rate for U.S. dollar loans (except where otherwise indicated below) multiplied by a fraction, the numerator of which is the number one and the denominator of which is the number one minus the aggregate of the maximum reserve percentages established by the Federal Reserve Board (or applicable local governmental authority) to which the Administrative Agent is subject with respect to such adjusted LIBO rate. The “Prime Rate” is a fluctuating interest rate equal to the higher of (i) the rate of interest announced publicly by a reference bank as its prime rate and (ii) a rate equal to (subject to rounding upwards)  1/2 of 1% per annum above the weighted average of the rates on overnight Federal funds transactions with members of the Federal Reserve System arranged by Federal funds brokers.

      The Revolving Credit Facility includes a sub-limit for the issuance of letters of credit. The Credit Facility permits borrowers to be designated in the future to borrow loans denominated in their local currencies from individual lenders thereunder, either on a negotiated basis or through a competitive bidding process. Negotiated local currency loans bear interest at the negotiated rate and loans obtained pursuant to a competitive bidding process bear interest at a rate equal either to (subject to rounding upwards) (a) the Adjusted LIBO Rate (determined by reference to the LIBO rate for the specified currency and the related reserve requirements promulgated by the applicable governmental authority) plus a margin specified by the applicable lender or (b) a fixed rate specified by such lender. These local currency loans will reduce the availability of the Revolving Credit Facility.

      Prime Rate interest is payable quarterly in arrears and interest based on the Adjusted LIBO Rate is payable in arrears at the earlier of (i) the end of the applicable interest period and (ii) every three months after the first day of the relevant interest period. Borrowings bearing interest at a rate determined by reference to the Adjusted LIBO Rate are available in one-, two-, three- or six-month interest periods or, in certain cases, in nine-month or one-week interest periods.

      The commitments under the Revolving Credit Facility expire, and the loans outstanding thereunder mature, on March 31, 2008. The Tranche C Term Loan Facility requires us to make quarterly repayments of principal equal to approximately $1.1 million from December 31, 2004 through March 31, 2009, and quarterly repayments of principal equal to approximately $105 million each beginning June 30, 2009 through the maturity of the Tranche C Term Loan Facility on March 31, 2010.

      Our obligations under the Credit Facility, as well as under certain swap and other similar agreements with the lenders, or parties related thereto (collectively, the “Obligations”), are secured by substantially all our assets and the assets of our material domestic subsidiaries as well as of the parent of the subsidiary formed for purposes of a receivable financing and each domestic subsidiary borrower (each, a “Grantor”), including a pledge of stock or other ownership interests of all material domestic subsidiaries that are direct subsidiaries of any Grantor and the limited liability company interests of the receivables subsidiary, but generally limited to a pledge of 65% of the stock or other ownership interests of material foreign subsidiaries and material foreign subsidiary holding companies, in each case that is a direct subsidiary of any Grantor. The Obligations are further guaranteed by us and certain of our subsidiaries. Our 7 1/8% senior notes due 2005 issued and outstanding under the indenture, dated as of December 18, 1995, are equally and ratably secured with respect to certain collateral.

      The Credit Facility requires us to meet the following financial tests:

      Interest Expense Coverage Ratio. We cannot permit the ratio of (a) Consolidated EBITDA to (b) Consolidated Cash Interest Expense, in each case for any period of four consecutive fiscal quarters ending on any date during any period set forth below, to be less than the ratio set forth below opposite such period:

Period	Ratio

September 30, 2003 to and including December 31, 2003	2.75 to 1.00
January 1, 2004 to and including December 31, 2004	3.00 to 1.00
Thereafter	3.25 to 1.00

      Total Leverage Ratio. We cannot permit the Total Leverage Ratio as of the last day of any fiscal quarter ending during any period set forth below to exceed the ratio set forth below opposite such period:

Period	Ratio

September 30, 2003 to and including December 31, 2003	4.75 to 1.00
January 1, 2004 to and including December 31, 2004	4.50 to 1.00
January 1, 2005 to and including December 31, 2005	4.00 to 1.00
Thereafter	3.50 to 1.00

      Senior Leverage Ratio. We cannot permit the Senior Leverage Ratio as of the last day of any fiscal quarter ending during any period set forth below to exceed the ratio set forth below opposite such period:

Period	Ratio

September 30, 2003 to and including December 31, 2003	3.75 to 1.00
January 1, 2004 to and including December 31, 2004	3.50 to 1.00
Thereafter	3.00 to 1.00

      The Credit Facility contains additional covenants, including, without limitation, restrictions on (a) indebtedness, (b) the incurrence of liens, (c) loans and investments, as well as prohibitions on the payment of dividends to, or the repurchase or redemption of stock from, shareholders, (d) the sale of assets, (e) mergers, acquisitions and other business combinations, (f) voluntary prepayment of certain debt of the Company or its subsidiaries, (g) transactions with affiliates, (h) entry into swap or similar agreements, (i) capital expenditures and various financial covenants and (j) other matters customarily restricted in such credit facilities. Pursuant to the terms of the Credit Facility, and subject to applicable grace periods, in certain circumstances, a default will occur upon the non-payment of principal or interest when due under the Credit Facility or upon the non-fulfillment of the covenants described above, or upon the occurrence of certain changes in control of the ownership of the Company or of any of various other events described therein. If such a default occurs, the lenders under the Credit Facility will be entitled to accelerate the amounts due under the Credit Facility and may require all such amounts to be immediately paid in full. The lenders under the Credit Facility may also take all remedies permitted to be taken by a secured creditor under the security documents entered into to secure the Credit Facility and the Uniform Commercial Code. Loans under the Tranche C Term Loan Facility are required to be prepaid with 100% of net cash proceeds of certain asset sales, certain insurance and condemnation proceeds and certain debt issuances of the Company or any of its subsidiaries.

Securitization Facility

      On February 14, 2003, we entered into a new receivables securitization facility (“Receivables Securitization”), which provides for the sale, on a revolving basis, of all of the accounts receivable of Fisher Scientific Company L.L.C., Cole-Parmer Instrument Company, Fisher Clinical Services Inc., and Fisher Hamilton L.L.C. to FSI Receivables Company LLC, formerly named FSI Receivables Corp. (“FSI”), a special purpose, bankruptcy remote indirect wholly owned subsidiary of the Company. On the same date, FSI and Fisher, as servicer, entered into a receivables transfer agreement with certain financial institutions, which provides for the transfer on a revolving basis of an undivided percentage ownership interest in a designated pool of accounts receivable up to a maximum amount of $225 million to be funded in cash from time to time to FSI. Under the terms of the Receivables Securitization, the originators retain collection and administrative responsibilities for the receivables in the pool. The effective funded interest rate on the Receivables Securitization Facility is approximately one month LIBOR plus a usage fee of 45 basis points. The unfunded annual commitment fee is 25 basis points.

DESCRIPTION OF NOTES

      We issued the notes under an indenture dated as of July 7, 2003 between us and J.P. Morgan Trust Company, N.A., as trustee (the “indenture”). The terms of the notes include those stated in the indenture and those made part of the indenture by reference to the Trust Indenture Act of 1939.

      The following description is a summary of the material provisions of the indenture and the registration rights agreement. It does not restate the indenture or the registration rights agreement in their entirety. We urge you to read the indenture and the registration rights agreement because they, and not this description, define your rights as holders of the notes. Copies of the indenture and of the registration rights agreement are filed as exhibits to the registration statement of which this prospectus is a part.

      In this description, the words “Fisher”, “we”, “our” and “us” mean only Fisher Scientific International Inc. and not any of its subsidiaries.

General

      The notes are senior unsecured obligations and rank equally with all our other senior unsecured indebtedness. However, the notes are structurally subordinated to indebtedness of our subsidiaries and effectively subordinated to our secured debt to the extent of the value of the assets securing such debt. The notes are convertible into common stock as described under the caption “— Conversion of Notes.”

      We are not subject to any financial covenants under the indenture. In addition, we are not restricted under the indenture from paying dividends, incurring debt or issuing or repurchasing our securities.

      You are not afforded protection in the event of a highly leveraged transaction, or a change in control of us under the indenture except to the extent described below under the caption “— Purchase at Option of Holders Upon a Change in Control.”

      The notes bear interest at the annual rate of 2.50%. Interest will be calculated on the basis of a 360-day year of twelve 30-day months. We will pay interest on April 1 and October 1 of each year, beginning October 1, 2003, to record holders at the close of business on the preceding March 15 and September 15, as the case may be.

      We will maintain an office in New York, New York, for the payment of interest, which shall initially be an office or agency of the trustee.

      We will pay interest either by check mailed to your address as it appears in the note register or, at our option, by wire transfer in immediately available funds. Payments to The Depository Trust Company, New York, New York, which we refer to as DTC, or its nominee will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

      Holders are not required to pay a service charge for registration or transfer of their notes. We may, however, require holders to pay any tax or other governmental charge in connection with the transfer. We are not required to exchange or register the transfer of:

•	any notes or portion surrendered for conversion; or

•	any notes or portion surrendered for redemption or repurchase by us but not withdrawn.

Form, Denomination, Transfer, Exchange and Book-Entry Procedures

      The notes have been be issued:

•	only in fully registered form,

•	without interest coupons, and

•	in denominations of $1,000 and greater multiples of $1,000.

      The notes are currently evidenced by a global note which has been deposited with the trustee as custodian for DTC and registered in the name of Cede & Co., or Cede, as nominee of DTC. Except as set forth below, record ownership of the global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

      The global note will not be registered in the name of any person, or exchanged for notes that are registered in the name of any person, other than DTC or its nominee unless one or more of the following events occurs:

•	DTC notifies us that it is unwilling, unable or no longer qualified to continue acting as the depositary for the global note,

•	we, at our option, notify the trustee in writing that we elect to cause the issuance of the notes in certificated form, or

•	an event of default with respect to the notes represented by the global note has occurred and is continuing.

      In those circumstances, DTC will determine in whose names any securities issued in exchange for the global note will be registered.

      Unless we elect to cause the issuance of the notes in certificated form, DTC or its nominee will be considered the sole owner and holder of the global note for all purposes and, as a result:

•	you cannot get notes registered in your name if they are represented by the global note,

•	you cannot receive physical certificated notes in exchange for your beneficial interest in the global note,

•	you will not be considered to be the owner or holder of the global note or any note it represents for any purpose, and

•	all payments on the global note will be made to DTC or its nominee.

      The laws of some jurisdictions require that certain kinds of purchasers can only own securities in definitive, certificated form. These laws may limit your ability to transfer your beneficial interests in the global note to these types of purchasers.

      Only institutions, such as a securities broker or dealer, that have accounts with DTC or its nominee (called participants) and persons that may hold beneficial interests through participants can own a beneficial interest in the global note. The only place where the ownership of beneficial interests in the global note will appear and the only way the transfer of those interests can be made will be on the records kept by DTC (for their participants’ interests) and the records kept by those participants (for interests of persons held by participants on their behalf).

      Secondary trading in bonds and notes of corporate issuers is generally settled in clearinghouse (that is, next-day) funds. In contrast, beneficial interests in a global note usually trade in DTC’s same-day funds settlement system, and settle in immediately available funds. We make no representations as to the effect that settlements in immediately available funds will have on trading activity in those beneficial interests.

      We will make cash payments of principal of, any liquidated damages on, and the repurchase price of the global note to Cede, the nominee for DTC, as the registered owner of the global note. We will make these payments by wire transfer of immediately available funds on each payment date.

      We have been informed that DTC’s practice is to credit participants’ accounts on the payment date with payments in amounts proportionate to their respective beneficial interests in the notes represented by the global note as shown on DTC’s records, unless DTC has reason to believe that it will not receive payment on that payment date. Payments by participants to owners of beneficial interests in notes represented by the global note held through participants will be the responsibility of those participants, as is now the case with securities held for the accounts of customers registered in street name.

      We understand that neither DTC nor Cede will consent or vote with respect to the notes. We have been advised that under its usual procedures, DTC will mail an omnibus proxy to us as soon as possible after the record date. The omnibus proxy assigns Cede’s consenting or voting rights to those participants to whose accounts the notes are credited on the record date identified in a listing attached to the omnibus proxy.

      Because DTC can only act on behalf of participants, who in turn act on behalf of indirect participants, the ability of a person having a beneficial interest in the principal amount represented by the global note to pledge the interest to persons or entities that do not participate in the DTC book-entry system, or otherwise take actions in respect of that interest, may be affected by the lack of a physical certificate evidencing its interest.

      DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for exchange, only at the direction of one or more participants to whose account with DTC interests in the global note are credited and only in respect of such portion of the principal amount of the notes represented by the global note as to which such participant or participants has or have given such direction.

      DTC has also advised us as follows:

•	DTC is a limited purpose trust company organized under the laws of the State of New York, member of the Federal Reserve System, clearing corporation within the meaning of the Uniform Commercial Code, as amended, and clearing agency registered pursuant to the provisions of Section 17A of the Exchange Act,

•	DTC was created to hold securities for its participants and facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes in accounts of its participants,

•	participants include securities brokers and dealers, banks, trust companies and clearing corporations and may include certain other organizations,

•	certain participants, or their representatives, together with other entities, own DTC, and

•	indirect access to the DTC System is available to other entities such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      The policies and procedures of DTC, which may change periodically, will apply to payments, transfers, exchanges and other matters relating to beneficial interests in the global note. We and the trustee have no responsibility or liability for any aspect of DTC’s or any participants’ records relating to beneficial interests in the global note, including for payments made on the global note. Further, we and the trustee are not responsible for maintaining, supervising or reviewing any of those records.

Conversion of Notes

      Subject to the conditions and during the periods and under the circumstances described below, you may convert your notes into shares of our common stock initially at a conversion rate of 21.0686 shares of common stock per $1,000 principal amount of notes (equivalent to an initial conversion price of $47.46 per share of common stock) at any time prior to the close of business on September 30, 2023. The conversion rate and the equivalent conversion price in effect at any given time are referred to as the “applicable conversion rate” and the “applicable conversion price,” respectively, and will be subject to adjustment as described below. You may convert fewer than all of your notes so long as the notes converted are an integral multiple of $1,000 principal amount.

      Upon conversion, we may choose to deliver, in lieu of shares of our common stock, cash or a combination of cash and shares of our common stock, as described below.

      Except as otherwise described herein, you will not receive any cash payment representing accrued and unpaid interest upon conversion of a note and we will not adjust the conversion rate to account for the accrued and unpaid interest. Upon conversion we will deliver to you a fixed number of shares of our common stock and any cash payment to account for fractional shares. The cash payment for fractional shares will be based on the closing sale price of our common stock on the trading day immediately prior to the conversion date. Delivery of shares of common stock will be deemed to satisfy our obligation to pay the principal amount of the notes, including accrued and unpaid interest. Accrued and unpaid interest will be deemed paid in full rather than canceled, extinguished or forfeited. The trustee will initially act as the conversion agent. Notwithstanding conversion of any notes, the holders of the notes and any common stock issuable upon conversion thereof will continue to be entitled to receive additional amounts in accordance with the registration rights agreement. See “— Registration Rights.”

      If you convert notes, we will pay any U.S. documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the U.S. tax is due because you request the shares to be issued or delivered to a person other than yourself, in which case you will be responsible for that tax.

      If you wish to exercise your conversion right, you must deliver a conversion notice, together, if the notes are in certificated form, with the certificated security, to the conversion agent along with appropriate endorsements and transfer documents, if required, and pay any transfer or similar tax, if required. The conversion agent will, on your behalf, convert the notes into shares of our common stock. You may obtain copies of the required form of the conversion notice from the conversion agent. A certificate for the number of full shares of our common stock into which any notes are converted, together with any cash payment for fractional shares, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date.

      If you have already delivered a purchase notice as described under either “— Purchase of Notes by Us at the Option of the Holder” or “— Purchase at Option of Holders Upon a Change in Control” with respect to a note, you may not surrender that note for conversion until you have withdrawn the purchase notice in accordance with the indenture.

      Holders of notes at the close of business on a record date will receive payment of interest on the corresponding interest payment date notwithstanding the conversion of such notes at any time after the close of business on such record date. If you surrender notes for conversion during the period from the close of business on any regular record date to the opening of business on the immediately following interest payment date, the surrendered notes must be accompanied by payment of an amount equal to the interest that you are to receive on the notes on the next following interest payment date. Notwithstanding the foregoing, no such payment need be made if (1) we have specified a redemption date that is after a record date and on or prior to the immediately following interest payment date, (2) we have specified a purchase date that is during such period whether following a Change in Control (as defined below) or otherwise or (3) any overdue interest exists at the time of conversion with respect to such notes to the extent of such overdue interest. The holders of the notes and any common stock issuable upon conversion thereof will continue to be entitled to receive additional amounts in accordance with the registration rights agreement.

      You may surrender your notes for conversion into shares of our common stock prior to stated maturity in only the circumstances described below. For a discussion of the federal income tax consequences of a conversion of the notes into our common stock, see “Material United States Federal Tax Considerations.”

Conversion upon Satisfaction of Sale Price Condition

      You may surrender any of your notes for conversion into shares of our common stock in a conversion period on any date on or prior to October 1, 2018 if the closing sale price of our common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the first day of such conversion period was more than 120% of the applicable conversion price.

      You may surrender any of your notes for conversion into shares of our common stock if, on any date after October 1, 2018, the closing sale price of our common stock is more than 120% of the applicable conversion price and, in such event, you may surrender any of your notes for conversion into shares of our common stock at any time thereafter (prior to the earlier of the close of business on September 30, 2023 or the second business day immediately preceding the redemption date for a note).

      We define conversion period in the indenture to be the period from and including the eleventh trading day in a fiscal quarter to, but excluding, the eleventh trading day of the following fiscal quarter.

Conversion upon Redemption

      If we redeem the notes, you may convert your notes into our common stock at any time prior to the close of business on the second business day immediately preceding the redemption date, even if the notes are not otherwise convertible at such time.

Conversion upon Specified Corporate Transactions

      If we elect to:

•	distribute to all or substantially all holders of our common stock rights, options or warrants entitling them to purchase shares of our common stock at less than the closing sale price of a share of our common stock on the trading day immediately preceding the declaration date for such distribution; or

•	distribute to all or substantially all holders of our common stock assets, debt securities or capital stock, which distribution has a per share value as determined by our board of directors exceeding 10% of the closing sale price of a share of our common stock on the trading day immediately preceding the declaration date for such distribution, we must notify you at least 20 business days prior to the ex-dividend date for such distribution. Once we have given such notice, you may surrender your notes for conversion at any time until the earlier of the close of business on the business day immediately prior to the ex-dividend date or our announcement that such distribution will not take place, even if the notes are not otherwise convertible at such time; provided, however, that you may not exercise this right to convert if you may participate in the distribution without conversion. The “ex-dividend date” is the first date upon which a sale of the common stock does not automatically transfer the right to receive the relevant dividend from the seller of the common stock to its buyer.

      In addition, if we are party to a consolidation, merger or binding share exchange pursuant to which our common stock would be converted into cash or property other than securities, you may surrender notes for conversion at any time from and after the date which is 15 days prior to the anticipated effective date of the transaction until 15 days after the actual effective date of such transaction. If we engage in certain reclassifications of our common stock or are a party to a consolidation, merger, binding share exchange or transfer of all or substantially all of our assets pursuant to which our common stock is converted into cash, securities or other property, then at the effective time of the transaction, the right to convert a note into our common stock will be changed into a right to convert a note into the kind and amount of cash, securities or other property which you would have received if you had converted your notes immediately prior to the transaction. If we engage in any transaction described in the preceding sentence, the conversion rate will not be adjusted. If the transaction also constitutes a Change in Control, as defined below, you can require us to purchase all or a portion of your notes as described below under “— Purchase at the Option of Holders Upon a Change in Control.”

Conversion upon Credit Ratings Event

      You may convert notes into our common stock during any period in which the credit rating assigned to the notes by Moody’s Investors Service, Inc. (“Moody’s”) is Caa1 or lower and by Standard & Poor’s Ratings Services (“Standard & Poor’s”) is CCC+ or lower, or neither Moody’s (or its successors) nor Standard & Poor’s (or its successors) continue to rate the notes.

Conversion upon Certain Trading Prices of the Notes

      You also may surrender any of your notes for conversion into shares of our common stock for the five business-day period after any five consecutive trading-day period in which the average trading prices for the notes for such five trading-day period was less than 97% of the average conversion value (as defined below) for the notes during that period; provided, however, if such trading-day period ends after October 1, 2018 and, at the time of the conversion, the closing sale price of shares of our common stock is greater than the applicable conversion price of the notes and less than or equal to 120% of the applicable conversion price of the notes, you surrender your notes for conversion and the notes are not otherwise convertible, you will receive, at our option, cash, common stock or a combination of cash and common stock with a value equal to the principal amount of your notes on such conversion date. If we elect to pay you in cash or in a combination of cash and common stock, our common stock will be valued at 100% of the average closing sale price for the five trading days ending on the third trading day preceding the conversion date.

      We define conversion value in the indenture to be equal to the product of the closing sale price of our shares of common stock on a given day multiplied by the applicable conversion rate, which is the number of shares of common stock into which each note is convertible.

Payment upon Conversion

      (1) Conversion on or Prior to the Final Notice Date. In the event that we receive your notice of conversion on or prior to the day that is 20 days prior to maturity (the “final notice date”), the following procedures will apply: if we choose to satisfy all or any portion of our obligation (the “conversion obligation”) in cash, we will notify you through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the date that is two business days following receipt of your notice of conversion (“cash settlement notice period”). If we timely elect to pay cash for any portion of the shares otherwise issuable to you, you may retract the conversion notice at any time during the two business day period beginning on the day after the final day of the cash settlement notice period (“conversion retraction period”); no such retraction can be made (and a conversion notice shall be irrevocable) if we do not elect to deliver cash in lieu of shares (other than cash in lieu of fractional shares). If the conversion notice has not been retracted, then settlement (in cash and/or shares) will occur on the business day following the final day of the 10 New York Stock Exchange trading day period beginning on the day after the final day of the conversion retraction period (the “cash settlement averaging period”). Settlement amounts will be computed as follows:

•	If we elect to satisfy the entire conversion obligation in shares, we will deliver to you a number of shares equal to (1) the aggregate principal amount of notes to be converted divided by 1,000, multiplied by (2) the conversion rate.

•	If we elect to satisfy the entire conversion obligation in cash, we will deliver to you cash in an amount equal to the product of:

—	a number equal to (1) the aggregate principal amount of notes to be converted divided by 1,000, multiplied by (2) the conversion rate; and

—	the average closing price of our common stock during the cash settlement averaging period.

•	If we elect to satisfy a fixed portion (other than 100%) of the conversion obligation in cash, we will deliver to you such cash amount (“cash amount”) and a number of shares equal to the greater of (1) zero and (2) the excess, if any, of the number of shares equal to (i) the aggregate principal amount of notes to be converted divided by 1,000, multiplied by (ii) the conversion rate over the number of shares equal to the sum, for each day of the cash settlement averaging period, of (x) 10% of the cash amount, divided by (y) the closing price of our common stock. In addition, we will pay cash for all fractional shares of common stock as described above under “— Conversion of Notes.”

      (2) Conversion After the Final Notice Date. In the event that we receive your notice of conversion after the final notice date and we choose to satisfy all or any portion of the conversion obligation in cash, we will have notified you through the trustee of the dollar amount to be satisfied in cash (which must be expressed either as 100% of the conversion obligation or as a fixed dollar amount) at any time on or before the final notice date. Settlement amounts will be computed and settlement dates will be determined in the same manner as set forth above under “— Conversion on or Prior to the Final Notice Date” except that the “cash settlement averaging period” shall be the 10 New York Stock Exchange trading day period beginning on the day after receipt of your notice of conversion (or in the event we receive your notice of conversion on the business day prior to the maturity date, the 10 New York Stock Exchange trading day period beginning on the day after the maturity date). Settlement (in cash and/or shares) will occur on the business day following the final day of such cash settlement averaging period.

Conversion Rate Adjustments

      The conversion rate will be subject to adjustment, without duplication, upon the occurrence of any of the following events:

(1) Stock Dividends in Common Stock. If we, at any time or from time to time after the issue date of the notes, pay a dividend or make a distribution on our common stock, payable exclusively in shares of our common stock or our other capital stock.

(2) Issuance of Rights or Warrants. If we, at any time or from time to time after the issue date of the notes, issue to all or substantially all holders of our common stock rights or warrants that allow the holders to purchase shares of our common stock at less than the market price on the record date for the determination of shareholders entitled to receive the rights or warrants.

(3) Stock Splits and Combinations. If we, at any time or from time to time after the issue date of the notes:

•	subdivide or split the outstanding shares of our common stock;

•	combine or reclassify the outstanding shares of our common stock into a smaller number of shares; or

•	issue by reclassification of the shares of our common stock any shares of our capital stock.

(4) Distribution of Indebtedness, Securities or Assets. If we distribute to all or substantially all holders of our common stock, whether by dividend or in a merger, amalgamation or consolidation or otherwise, evidences of indebtedness, shares of capital stock of any class or series, other securities, cash or assets (other than common stock, rights or warrants referred to in paragraphs (1) and (2) above, a dividend payable exclusively in cash, shares of capital stock or similar equity interests in the case of a spin-off, as described in the second succeeding paragraph, and other than any dividend or distribution paid exclusively in cash described in paragraph (5) below), and if these distributions, aggregated on a rolling 12-month basis, have a per share value exceeding 10% of the market price of our common stock on the trading day immediately preceding the declaration of the distribution, the conversion rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be increased by dividing:

•	the conversion rate by

•	a fraction, the numerator of which is the current market price of our common stock and the denominator of which is the current market price of the common stock plus the fair market value, as determined by our board of directors, whose determination in good faith will be conclusive, of the portion of those evidences of indebtedness, shares of capital stock, other securities, cash and assets so distributed applicable to one share of common stock.

This adjustment will be made successively whenever any such event occurs. For purposes of this paragraph, current market price of our common stock means the average of the closing sale prices of our common stock for the first 10 New York Stock Exchange trading days from, and including, the first day that the common stock trades “ex-distribution.”

In respect of a dividend or other distribution of shares of capital stock of any class or series, or similar equity interests, of or relating to a subsidiary or other business unit, which we refer to as a spin-off, the conversion rate in effect immediately before the close of business on the record date fixed for determination of stockholders entitled to receive that distribution will be increased by dividing:

•	the conversion rate by

•	a fraction, the numerator of which is the current market price of our common stock and the denominator of which is the current market price of the common stock plus the fair market value, determined as described below, of the portion of those shares of capital stock or similar equity interests so distributed applicable to one share of common stock.

The adjustment to the conversion rate under the preceding paragraph will occur at the earlier of:

•	the 10th New York Stock Exchange trading day from, and including, the effective date of the spin-off and

•	the date of the initial public offering of the securities being distributed in the spin-off, if that initial public offering is effected simultaneously with the spin-off.

For purposes of this section, “initial public offering” means the first time securities of the same class or type as the securities being distributed in the spin-off are bona fide offered to the public for cash.

In the event of a spin-off that is not effected simultaneously with an initial public offering of the securities being distributed in the spin-off, the fair market value of the securities to be distributed to holders of our common stock means the average of the closing sale prices of those securities over the first 10 New York Stock Exchange trading days after the effective date of the spin-off. Also, for purposes of a spin-off, the current market price of our common stock means the average of the closing sale prices of our common stock over the first 10 New York Stock Exchange trading days after the effective date of the spin-off.

If, however, an initial public offering of the securities being distributed in the spin-off is to be effected simultaneously with the spin-off, the fair market value of the securities being distributed in the spin-off means the initial public offering price, while the current market price of our common stock means the sale price of our common stock on the trading day on which the initial public offering price of the securities being distributed in the spin-off is determined.

Notwithstanding the foregoing, in cases where (a) the fair market value per share of common stock of the assets, debt securities or rights or warrants to purchase our securities distributed to shareholders equals or exceeds the market price of our common stock on the record date for the determination of shareholders entitled to receive such distribution, or (b) the market price of our common stock on the record date for determining the shareholders entitled to receive the distribution exceeds the fair market value per share of common stock of the assets, debt securities or rights or warrants so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion rate, you will be entitled to receive upon conversion, in addition to the shares of our common stock, the kind and amount of assets, debt securities or rights or warrants comprising the distribution that you would have received if you had converted your notes immediately prior to the record date for determining the shareholders entitled to receive the distribution.

(5) Cash Distributions. If we make a distribution during any of our semi-annual interest payment periods commencing on the issue date (i.e., April 1 through September 30 and October 1 through March 31), consisting exclusively of cash to all or substantially all holders of outstanding shares of common stock, the conversion rate will be adjusted by dividing:

•	the conversion rate by

•	a fraction, the numerator of which will be the current market price of our common stock and the denominator of which is the current market price of our common stock plus the amount per share of such dividend or distribution.

This adjustment will be made as of the October 1 or April 1, as the case may be, immediately following the applicable interest payment period and will be made successively whenever any such event occurs. For purposes of this paragraph, current market price of our common stock means the average of the closing sale prices of our common stock for the first 10 New York Stock Exchange trading days from, and including, the first day that the common stock trades “ex-distribution.”

      Notwithstanding the foregoing, in the event of an adjustment pursuant to paragraphs (4) and (5) above, the “maximum conversion rate” will equal 28.6533, subject to adjustment pursuant to paragraphs (1) and (2) and (3) above.

      In addition to these adjustments, we may increase the conversion rate as our board of directors considers advisable to avoid or diminish any income tax to holders of our common stock or rights to purchase our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, increase the conversion rate by any amount for any period of at least 20 days if our board of directors has determined that such increase would be in our best interests. If our board of directors makes such a determination, it will be conclusive. We will give you at least 15 days’ notice of such an increase in the conversion rate.

      As used in this prospectus, “market price” means the average of the closing sale prices per share of our common stock for the 20 trading day period ending on the applicable date of determination (if the applicable date of determination is a trading day or, if not, then on the last trading day prior to the applicable date of determination), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the 20 trading day period and ending on the applicable date of determination, of any event that would result in an adjustment of the conversion rate under the indenture.

      No adjustment to the conversion rate or your ability to convert will be made if you otherwise participate in the distribution without conversion or in certain other cases.

      The applicable conversion rate will not be adjusted:

•	upon the issuance of any shares of our common stock pursuant to any present or future plan providing for the reinvestment of dividends or interest payable on our securities and the investment of additional optional amounts in shares of our common stock under any plan;

•	upon the issuance of any shares of our common stock or options or rights to purchase those shares pursuant to any present or future employee, director or consultant benefit plan or program of or assumed by us or any of our subsidiaries;

•	upon the issuance of any shares of our common stock pursuant to any option, warrant, right or exercisable, exchangeable or convertible security not described in the preceding bullet and outstanding as of the date the notes were first issued;

•	for a change in the par value of the common stock; or

•	for accrued and unpaid interest and liquidated damages owed, if any.

      You will receive, upon conversion of your notes, in addition to common stock, the rights under any stockholder rights plan we may adopt, whether or not the rights have separated from the common stock at the time of conversion unless, prior to conversion, the rights have expired, terminated or been redeemed or exchanged.

      No adjustment in the applicable conversion price will be required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion price. If the adjustment is not made because the adjustment does not change the applicable conversion price by more than 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment.

Purchase of Notes by Us at the Option of the Holder

      You have the right to require us to purchase the notes on October 1, 2010, October 1, 2015 and October 1, 2020 (each, a “purchase date”). We will be required to purchase any outstanding notes for which you deliver a written purchase notice to the paying agent. This notice must be delivered during the period beginning at any time from the opening of business on the date that is 20 business days prior to the relevant purchase date until the close of business on the fifth business day prior to the purchase date. If the purchase notice is given and withdrawn during such period, we will not be obligated to purchase the related notes. Our purchase obligation will be subject to some additional conditions as described in the indenture. Also, as described in the “Risk Factors” section of this prospectus under the caption “Risk Factors — Risks Relating to the 2.50% Convertible Senior Notes”, we may not have funds sufficient to purchase the notes when we are required to do so. Our failure to purchase the notes when we are required to do so will constitute an event of default under the indenture with respect to the notes.

      The purchase price payable will be equal to 100% of the principal amount of the notes to be purchased, any accrued and unpaid interest and liquidated damages owed, if any, to such purchase date. Any note purchased on the October 1, 2010 purchase date will be paid for in cash. Any note purchased on the October 1, 2015 or October 1, 2020 purchase date may be paid for, at our option, in cash, common stock or a combination of cash and common stock; provided that we may elect to terminate our right to pay common stock, in whole or in part, for any note at any time in our sole discretion. If we elect to pay you in common stock or a combination of cash and common stock, our common stock will be valued at 95% of the average closing sale price for the five trading days ending on the third trading day preceding the applicable purchase date.

      On or before the 20th business day prior to each purchase date, we will provide to the trustee, the paying agent and to all holders of the notes at their addresses shown in the register of the registrar, and to beneficial owners as required by applicable law, a notice stating, among other things:

•	the purchase price and whether the purchase price will be paid in cash, common stock or a combination thereof;

•	the name and address of the paying agent and the conversion agent; and

•	the procedures that holders must follow to require us to purchase their notes.

      A notice electing to require us to purchase your notes must state:

•	if certificated notes have been issued, the certificate numbers of the notes;

•	the portion of the principal amount of notes to be purchased, in integral multiples of $1,000; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

      If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

      No notes may be purchased at the option of holders if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the purchase price of the notes.

      You may withdraw any purchase notice in whole or in part by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

      If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

      You must either effect book-entry transfer or deliver the notes, together with necessary endorsements, to the office of the paying agent after delivery of the purchase notice to receive payment of the purchase price.

You will receive payment promptly following the later of the purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the purchase price of the notes on the business day following the purchase date, then:

•	the notes will cease to be outstanding and interest will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the purchase price upon delivery or transfer of the notes).

Purchase at Option of Holders upon a Change in Control

      If a Change in Control (as defined below in this section) occurs, you will have the right, at your option, to require us to purchase any or all of your notes for cash, or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The cash price we are required to pay is equal to 100% of the principal amount of the notes to be purchased plus accrued and unpaid interest and liquidated damages owed, if any, to the purchase date.

      A “Change in Control” will be deemed to have occurred after the notes are originally issued at the time any of the following occurs:

(1)	a “person” or “group” within the meaning of Section 13(d) of the Securities Exchange Act of 1934 other than us, our subsidiaries, or their employee benefit plans or Mr. Paul Montrone or Mr. Paul Meister, files a Schedule TO or any schedule, form or report under the Securities Exchange Act of 1934 disclosing that such person or group has become the direct or indirect ultimate “beneficial owner,” as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of our common equity representing more than 50% of the voting power of our common equity entitled to vote generally in the election of directors;

(2)	consummation of any share exchange, consolidation or merger of us pursuant to which our common stock will be converted into cash, securities or other property or any sale, lease or other transfer in one transaction or a series of transactions of all or substantially all of the consolidated assets of us and our subsidiaries, taken as a whole, to any person other than us or one or more of our subsidiaries; provided, however, that a transaction where the holders of our common equity immediately prior to such transaction have directly or indirectly, more than 50% of the aggregate voting power of all classes of common equity of the continuing or surviving corporation or transferee entitled to vote generally in the election of directors immediately after such event shall not be a Change in Control; or

(3)	continuing directors (as defined below in this section) cease to constitute at least a majority of our board of directors.

      A Change in Control will not be deemed to have occurred in respect of any of the foregoing, however, if either:

(1)	the closing sale price of our common stock for any five trading days within the 10 consecutive trading days ending immediately before the later of the Change in Control or the public announcement thereof, equals or exceeds 105% of the conversion price of the notes in effect immediately before the Change in Control or the public announcement thereof; or

(2)	at least 90% of the consideration, excluding cash payments for fractional shares, in the transaction or transactions constituting the Change in Control consists of shares of capital stock traded on a national securities exchange or quoted on the Nasdaq National Market or which will be so traded or quoted when issued or exchanged in connection with a Change in Control (these securities being referred to as “publicly traded securities”) and as a result of this transaction or transactions the notes become convertible into such publicly traded securities, excluding cash payments for fractional shares.

      For purposes of the above paragraph the term capital stock of any person means any and all shares (including ordinary shares or American Depositary Shares), interests, participations or other equivalents however designated of corporate stock or other equity participations, including partnership interests, whether general or limited, of such person and any rights (other than debt securities convertible or exchangeable into an equity interest), warrants or options to acquire an equity interest in such person.

      “Continuing director” means a director who either was a member of our board of directors on the date of this prospectus or who becomes a member of our board of directors subsequent to that date and whose appointment, election or nomination for election by our stockholders is duly approved by a majority of the continuing directors on our board of directors at the time of such approval, either by a specific vote or by approval of the proxy statement issued by us on behalf of the board of directors in which such individual is named as nominee for director.

      On or before the 30th day after the occurrence of a Change in Control, we will provide to all holders of the notes and the trustee and paying agent a notice of the occurrence of the Change in Control and of the resulting purchase right. Such notice shall state, among other things:

•	the events causing the Change in Control;

•	the date of the Change in Control;

•	the last date on which a holder may exercise the purchase right;

•	the Change in Control purchase price;

•	the Change in Control purchase date;

•	the name and address of the paying agent and the conversion agent;

•	the conversion rate and any adjustments to the conversion rate;

•	the notes with respect to which a Change in Control purchase notice has been given by the holder may be converted only if the holder withdraws the Change in Control purchase notice in accordance with the terms of the indenture; and

•	the procedures that holders must follow to require us to purchase their notes.

      To exercise the purchase right, you must deliver, on or before the 35th day after the date of our notice of a Change in Control, subject to extension to comply with applicable law, the notes to be purchased, duly endorsed for transfer, together with a written purchase notice and the form entitled “Form of Change in Control Purchase Notice” duly completed, to the paying agent. Your purchase notice must state:

•	if certificated, the certificate numbers of your notes to be delivered for purchase;

•	the portion of the principal amount of notes to be purchased, which must be $1,000 or an integral multiple thereof; and

•	that the notes are to be purchased by us pursuant to the applicable provisions of the notes and the indenture.

      If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

      You may withdraw any purchase notice (in whole or in part) by a written notice of withdrawal delivered to the paying agent prior to the close of business on the business day prior to the Change in Control purchase date. The notice of withdrawal must state:

•	the principal amount of the withdrawn notes;

•	if certificated notes have been issued, the certificate numbers of the withdrawn notes; and

•	the principal amount, if any, which remains subject to the purchase notice.

      If the notes are not in certificated form, your notice must comply with appropriate DTC procedures.

      We will be required to purchase the notes no later than 35 business days after the date of our notice of the occurrence of the relevant Change in Control, subject to extension to comply with applicable law. You will receive payment of the Change in Control purchase price promptly following the later of the Change in Control purchase date or the time of book-entry transfer or the delivery of the notes. If the paying agent holds money or securities sufficient to pay the Change in Control purchase price of the notes on the business day following the Change in Control purchase date, then:

•	the notes will cease to be outstanding and interest and liquidated damages, if any, will cease to accrue (whether or not book-entry transfer of the notes is made or whether or not the note is delivered to the paying agent); and

•	all other rights of the holder will terminate (other than the right to receive the Change in Control purchase price upon delivery or transfer of the notes).

      The rights of the holders to require us to purchase their notes upon a Change in Control could discourage a potential acquirer of Fisher. The Change in Control purchase feature, however, is not the result of management’s knowledge of any specific effort to accumulate shares of our common stock, to obtain control of us by any means or part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a standard term contained in other offerings of debt securities similar to the notes that have been marketed by the initial purchaser. The terms of the Change in Control purchase feature resulted from negotiations between the initial purchaser and us.

      The term Change in Control is limited to specified transactions and may not include other events that might adversely affect our financial condition. In addition, the requirement that we offer to purchase the notes upon a Change in Control may not protect holders in the event of a highly leveraged transaction, reorganization, merger or similar transaction involving us.

      No notes may be purchased at the option of holders upon a Change in Control if there has occurred and is continuing an event of default other than an event of default that is cured by the payment of the Change in Control purchase price of the notes.

      The definition of Change in Control includes a phrase relating to the conveyance, transfer, sale, lease or disposition of “all or substantially all” of our consolidated assets. There is no precise, established definition of the phrase “substantially all” under applicable law. Accordingly, the ability of a holder of the notes to require us to purchase its notes as a result of the conveyance, transfer, sale, lease or other disposition of less than all of our assets may be uncertain.

      If a Change in Control were to occur, we may not have enough funds to pay the Change in Control purchase price. Our failure to purchase the notes when required following a Change in Control will constitute an event of default under the indenture with respect to the notes. In addition, we have, and may in the future incur, other indebtedness with similar change in control provisions permitting holders to accelerate or to require us to purchase our indebtedness upon the occurrence of similar events or on some specific dates.

Optional Redemption

      No sinking fund is provided for the notes, which means that the indenture will not require us to redeem or retire the notes periodically. Prior to October 1, 2010, the notes will not be redeemable. Beginning October 2, 2010, we may redeem for cash all or part of the notes at any time, upon not less than 30 nor more than 60 days’ notice before the redemption date by mail to the trustee, the paying agent and each holder of notes, for a price equal to 100% of the principal amount of the notes to be redeemed plus any accrued and unpaid interest and liquidated damages owed, if any, to the redemption date.

      If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by a method the trustee considers fair and appropriate.

      If the trustee selects a portion of your note for partial redemption and you convert a portion of the same note, the converted portion will be deemed to be from the portion selected for redemption.

      In the event of any redemption in part, we will not be required to:

•	issue, register the transfer of or exchange any note during a period of 15 days before the mailing of the redemption notice; or

•	register the transfer of or exchange any note so selected for redemption, in whole or in part, except the unredeemed portion of any note being redeemed in part.

Ranking

      The notes are senior unsecured obligations and will rank equally with all of our existing and future senior unsecured indebtedness. In addition, except as otherwise provided herein, the notes are effectively subordinated to any secured indebtedness to the extent of the value of the assets securing such indebtedness and to any indebtedness of our subsidiaries to the extent of the assets of those subsidiaries.

      We are obligated to pay reasonable compensation to the trustee and to indemnify the trustee against certain losses, liabilities or expenses incurred by the trustee in connection with its duties relating to the notes. The trustee’s claims for these payments will generally be senior to those of holders of notes in respect of all funds collected or held by the trustee.

      The notes are our exclusive obligation. Our cash flow and our ability to service our indebtedness, including the notes, is dependent upon the earnings of our subsidiaries. In addition, we are dependent on the distribution of earnings, loans or other payments by our subsidiaries to us. Our subsidiaries are separate and distinct legal entities. Our subsidiaries will not guarantee the notes or have any obligation to pay any amounts due on the notes or to provide us with funds for our payment obligations, whether by dividends, distributions, loans or other payments. In addition, any payment of dividends, distributions, loans or advances by our subsidiaries to us could be subject to statutory or contractual restrictions. Payments to us by our subsidiaries will also be contingent upon our subsidiaries’ earnings and business considerations. Our right to receive any assets of any subsidiary upon its liquidation or reorganization, and, therefore, our right to participate in those assets, will be effectively subordinated to the claims of that subsidiary’s creditors, including trade creditors. In addition, even if we were a creditor of any of our subsidiaries, our right as a creditor would be subordinate to any security interest in the assets of our subsidiaries and any indebtedness of our subsidiaries senior to that held by us.

Restrictions on Consolidation, Merger, Sale or Conveyance

      Fisher will not consolidate with or merge with or into, or convey, transfer, lease or otherwise dispose of all or substantially all its assets to, any person, unless:

(1) the resulting, surviving or transferee person (the “Successor Company”) will be a corporation, partnership, trust or limited liability company organized and existing under the laws of the United States, any State of the United States or the District of Columbia and the Successor Company (if not Fisher) will expressly assume, by supplemental indenture, executed and delivered to the trustee, in form satisfactory to the trustee, all the obligations of Fisher under the notes and the indenture;

(2) immediately after giving effect to such transaction, no default or event of default (as described below) shall have occurred and be continuing; and

(3) Fisher shall have delivered to the trustee the certificates and opinions required by the indenture.

      For purposes of this covenant, the conveyance, transfer, lease or other disposition of all or substantially all of the assets of one or more subsidiaries of Fisher, which assets, if held by Fisher instead of such subsidiaries, would constitute all or substantially all of the assets of Fisher on a consolidated basis, shall be deemed to be the transfer of all or substantially all of the assets of Fisher.

      The Successor Company will succeed to, and be substituted for, and may exercise every right and power of, Fisher under the indenture, but, in the case of a lease of all or substantially all its assets, the predecessor company will not be released from the obligation to pay the principal of and interest on the notes.

      Although there is a limited body of case law interpreting the phrase “substantially all,” there is no precise established definition of the phrase under applicable law. Accordingly, in certain circumstances there may be a degree of uncertainty as to whether a particular transaction would involve “all or substantially all” of the assets of a person.

Events of Default

      The following are events of default under the indenture:

•	failure to pay any interest or liquidated damages, if any, when due, continued for 30 days;

•	failure to pay principal or premium, if any, when due;

•	failure to make any payment at maturity on any indebtedness in an amount in excess of $15.0 million in the aggregate for all such indebtedness and such amount has not been paid or discharged within 30 days after notice is given in accordance with the indenture governing such indebtedness;

•	a default by us on any indebtedness that results in the acceleration of any such indebtedness in an amount in excess of $15.0 million in the aggregate for all such indebtedness, without this indebtedness being discharged or the acceleration being rescinded or annulled for 30 days after notice is given in accordance with the indenture governing such indebtedness;

•	failure to pay the repurchase price when required to do so in connection with holders’ exercise of their option to require us to repurchase their notes;

•	failure to deliver shares of common stock within 10 days after such common stock is required to be delivered upon conversion of a note as provided in the indenture;

•	breach of or failure to perform any other covenant or agreement in the indenture applicable to the notes, continued for 60 days after written notice by the trustee or the holders of at least 25% in aggregate principal amount of the notes then outstanding; and

•	specific events relating to our or any of our significant subsidiaries’ bankruptcy, insolvency or reorganization.

      If any event of default occurs and continues for the required amount of time, the trustee or the holders of not less than 25% of the aggregate principal amount of the notes then outstanding may declare the notes due and payable, together with all accrued and unpaid interest, if any, and liquidated damages, if any, immediately by giving notice in writing to us (and to the trustee, if given by the holders). Notwithstanding the preceding, in the case of an event of default arising from certain events of bankruptcy, insolvency or reorganization with respect to Fisher, all outstanding notes will become due and payable without further action or notice. The holders of a majority of the aggregate principal amount of the notes then outstanding, may, however, by notice in writing to us and the trustee, rescind the declaration if:

•	we have paid or deposited with the trustee all amounts that have become due, otherwise than through acceleration, for principal, premium, if any, and interest, if any; and

•	all defaults under the indenture are cured or waived.

      No holder of notes then outstanding may institute any suit, action or proceeding with respect to, or otherwise attempt to enforce, the indenture, unless:

•	the holder has given to the trustee written notice of the occurrence and continuance of a default;

•	the holders of not less than 25% of the aggregate principal amount then outstanding of the notes have made a written request to the trustee to institute the suit, action or proceeding and have offered to the trustee the reasonable indemnity it may require; and

•	the trustee for 60 days after its receipt of the notice, request and offer of indemnity has neglected or refused to institute the requested action, suit or proceeding.

      The right of each holder of notes to receive payment of the principal of, premium, if any, interest or liquidated damages, if any, on the notes on or after the respective due dates and the right to institute suit for enforcement of any payment obligation may not be impaired or affected without the consent of that holder.

      The holders of a majority in aggregate principal amount of the notes then outstanding may direct the time, method and place of conducting any proceeding for any remedy available to the trustee or exercising any trust power conferred on the trustee if that direction is not in conflict with applicable law and would not involve the trustee in personal liability (as determined in good faith by the trustee’s board or similar governing body).

      In determining whether the holders of the requisite aggregate principal amount of the notes outstanding have given any request, demand, authorization or consent under the indenture, the principal amount of notes that will be deemed to be outstanding will be the amount of the principal of the notes that would be due and payable as of the date of the determination upon a declaration of acceleration of the maturity of the notes.

      We are required to furnish to the trustee annually a statement as to the fulfillment of all of our obligations under the indenture.

Discharge and Defeasance

      The terms of the notes provide that under specified conditions, we will be discharged from any and all obligations in respect of the notes (other than our obligations in respect of conversion of the notes into common stock and except for obligations to register the transfer or exchange of notes, to replace stolen, lost or mutilated notes, to maintain paying agencies and to hold moneys for payment in trust) upon the deposit with the trustee, in trust for the benefit of the holders of the notes, of money and/or U.S. government obligations that, through the payment of interest and principal in accordance with their terms, will provide money in an amount sufficient to pay principal (and premium, if any), interest and liquidated damages, if any, on, the notes on the stated maturity of the payments in accordance with the terms of the notes. If we want to defease the notes, we will also be required to deliver to the trustee an opinion of counsel to the effect that the holders will be subject to United States federal income tax on the same amounts, in the same manner and at the same times as would have been the case if such defeasance had not occurred.

Modifications

      From time to time, we and the trustee may enter into supplemental indentures without the consent of the holders of the notes to, among other things:

•	evidence the assumption by a successor entity of our obligations under the indenture;

•	add covenants or new events of default for the protection of the holders of the notes;

•	cure any ambiguity or correct any inconsistency in the indenture;

•	evidence the acceptance of appointment by a successor trustee;

•	amend the indenture in any other manner that we may deem necessary or desirable and that will not adversely affect the interests of the holders of outstanding notes; or

•	secure the notes.

      We and the trustee, with the consent of the holders of not less than a majority of the aggregate principal amount of the outstanding debt securities of all series issued under the indenture and affected thereby, may add, change or eliminate any of the provisions of the indenture. Similarly, with the consent of the holders of at least a majority of the aggregate principal amount of notes then outstanding, we may also modify in some manners the rights of the holders of the notes. These rights are, however, limited. We and the trustee may not, without the consent of the holder of each outstanding note:

•	extend the stated maturity of the principal of any note;

•	reduce the amount of the principal or premium, if any, of any note;

•	reduce the rate or extend the time of payment of interest on any note;

•	reduce or alter the method of computation of any amount payable on or at redemption or repayment of any note;

•	change the coin or currency in which principal, premium, if any, interest and redemption or repurchase price are payable;

•	change the terms applicable to redemption or repurchase in a manner adverse to the holder;

•	make any change that adversely affects the right to convert the notes, or decrease the conversion rate with respect to the notes;

•	impair or affect the right to institute suit for the enforcement of any payment or repayment of any note; or

•	reduce the percentage stated above of the holders of notes who must consent to a modification to the indenture or the notes.

Governing Law

      The laws of the State of New York govern the indenture and the notes.

Information Concerning the Trustee

      We have appointed J.P. Morgan Trust Company, N.A. as trustee under the indenture, as paying agent, conversion agent, registrar and custodian with regard to the notes. The trustee or its affiliates may from time to time in the future provide banking and other services to us in the ordinary course of their business.

Registration Rights

      We have entered into a registration rights agreement, dated July 7, 2003, with the initial purchaser of the notes for the benefit of the holders of the notes and the shares of common stock issuable upon conversion of the notes, which we refer to as the registrable securities. Pursuant to our obligations under the registration rights agreement, we have filed a shelf registration statement, of which this prospectus forms a part, covering the resale of the registrable securities.

      We have agreed to use reasonable efforts to keep the shelf registration statement effective until the earliest of:

•	the sale of all securities covered by the shelf registration statement;

•	the expiration of the applicable holding period with respect to the notes and the underlying common stock pursuant to Rule 144(k) under the Securities Act with respect to securities held by persons that are not our affiliates; and

•	two years from date the shelf registration statement is declared effective.

      We are permitted to suspend the use of this prospectus in connection with the sales of registrable securities during prescribed periods of time for reasons relating to pending corporate developments, public filings with the SEC and other events. The periods during which we can suspend the use of the prospectus may not, however, exceed a total of 45 days in any 90-day period or a total of 90 days in any 365-day period. We will provide to each holder of registrable securities copies of this prospectus, notify each holder when the shelf registration statement has become effective and take certain other actions required to permit public resales of the registrable securities.

      We may, upon written notice to all holders of the notes, postpone having the shelf registration statement declared effective for a reasonable period of time not to exceed 90 days if we possess material non-public information the disclosure of which would have a material adverse effect on us and our subsidiaries taken as a whole. Notwithstanding any such postponement, liquidated damages will accrue on any notes constituting registrable securities if either of the following registration defaults occurs:

•	on or prior to 120 days following the date the notes were originally issued, a shelf registration statement has not been filed with the SEC, or

•	on or prior to 210 days following the date the notes were originally issued, the shelf registration statement is not declared effective.

      In that case, liquidated damages will accrue on the notes constituting registrable securities from and including the day following the registration default to but excluding the day on which the registration default has been cured. Liquidated damages will be paid semi-annually in arrears on the next succeeding April 1 or October 1 following the accrual of the liquidated damages.

      The rates at which liquidated damages will accrue will be as follows:

•	0.25% of the principal amount per annum to and including the 90th day after the registration default, and

•	0.50% of the principal amount per annum from and after the 91st day after the registration default.

      In addition, liquidated damages will accrue on notes constituting registrable securities if:

•	the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 45 days, whether or not consecutive, during any 90-day period, or

•	the shelf registration statement ceases to be effective, or we otherwise prevent or restrict holders of registrable securities from making sales under the shelf registration statement, for more than 90 days, whether or not consecutive, during any 365-day period.

      In either event, the liquidated damages on the notes will be 0.50% of the principal amount per annum from the first day that the 45-day or 90-day period is exceeded, whichever occurs first. The liquidated damages will continue until the earlier of the following:

•	the time the shelf registration statement again becomes effective or the holders of registrable securities are again able to make sales under the shelf registration statement, depending on which event triggered the liquidated damages, or

•	two years after the date the notes are issued or, if earlier, until there are no outstanding registrable securities.

      A holder who elects to sell any registrable securities pursuant to the shelf registration statement:

•	will be required to be named as a selling security holder in the related prospectus,

•	may be required to deliver a prospectus to purchasers,

•	may be subject to certain civil liability provisions under the Securities Act in connection with those sales, and

•	will be bound by the provisions of the registration rights agreement that apply to a holder making such an election, including certain indemnification provisions.

      We will mail the notice and questionnaire to the holders of registrable securities not less than 30 calendar days prior to the time we intend in good faith to have the shelf registration statement declared effective.

      No holder of registrable securities will be entitled:

•	to be named as a selling security holder in the shelf registration statement as of the date the shelf registration statement is declared effective, or

•	to use the prospectus forming a part of the shelf registration statement for offers and resales of registrable securities at any time,

unless such holder has returned a completed and signed notice and questionnaire to us by the deadline for response set forth in the notice and questionnaire. Holders of registrable securities will, however, have at least 28 calendar days from the date on which the notice and questionnaire is first mailed to them to return a completed and signed notice and questionnaire to us. Any holder who has not provided a notice and questionnaire within the time period required will not be entitled to receive liquidated damages on their notes.

      Beneficial owners of registrable securities who have not returned a notice and questionnaire by the questionnaire deadline described above may receive another notice and questionnaire from us upon request. Following our receipt of a completed and signed notice and questionnaire, we will include the registrable securities covered thereby in the shelf registration statement, subject to restrictions on the timing and number of supplements to the shelf registration statement provided in the registration rights agreement.

      We have agreed in the registration rights agreement to use our reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be listed on the New York Stock Exchange. However, if the common stock is not then listed on the New York Stock Exchange, we will use our reasonable efforts to cause the shares of common stock issuable upon conversion of the notes to be quoted or listed on whichever market or exchange the common stock is then quoted or listed, upon effectiveness of the shelf registration statement.

      This summary of certain provisions of the registration rights agreement is not complete and is subject to, and qualified in its entirety by reference to, all the provisions of the registration rights agreement, a copy of which will be made available to beneficial owners of the notes upon request to us.

DESCRIPTION OF CAPITAL STOCK

      Fisher is currently authorized by its Restated Certificate of Incorporation, as amended, to issue an aggregate of 515,000,000 shares of capital stock. These shares consist of 500,000,000 shares of Common Stock, par value $.01 per share (“Common Stock”), of which 4,182,375 shares are designated as Non-Voting Common Stock, 9,000,000 shares are designated as Series B Non-Voting Common Stock and 15,000,000 shares of Preferred Stock, par value $.01 per share.

      As of September 30, 2003:

•	62,537,685 shares of voting Common Stock are held by 118 stockholders of record;

•	warrants to purchase 1,653,585 shares of voting Common Stock are issued and outstanding; and

•	options to purchase an aggregate of 11,339,334 shares of common stock are issued and outstanding.

      As of September 30, 2003, we had no shares Non-Voting Common Stock, of Series B Non-Voting Common Stock or Preferred Stock outstanding.

      The following summary of provisions of our securities, various provisions of our corporate charter and our by-laws and provisions of applicable law is not intended to be complete and is qualified by reference to the provisions of applicable law and to our corporate charter and by-laws, which we have previously filed with the SEC.

Common Stock

Our Voting Common Stock

      The holders of our voting Common Stock are entitled to one vote per share on all matters submitted for action by our stockholders. Our stockholders do not have cumulative voting rights. Accordingly, holders of a majority of our voting Common Stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of our voting Common Stock are entitled to receive ratably with other holders of our voting Common Stock and with holders of our non-voting Common Stock and Series B Non-Voting Common Stock any dividends declared by our board of directors. Upon our liquidation, dissolution or winding up, the holders of our voting Common Stock are entitled to receive ratably with other holders of our voting Common Stock and with holders of our non-voting Common Stock and Series B Non-Voting Common Stock our net assets available after the payment of all debts and other liabilities. Holders of our voting Common Stock have no preemptive, redemption or conversion rights, except that some holders have preemptive and registration rights under our investors’ agreement described below. The rights, preferences and privileges of holders of our voting Common Stock are subject to the rights, preferences and privileges of holders of shares of any series of Preferred Stock which we may designate and issue in the future.

Our Non-Voting Common Stock

      Under the terms of our corporate charter, our board of directors is authorized to issue non-voting Common Stock. As of September 30, 2003, we had no shares of non-voting common stock issued and outstanding.

      Limited Voting Rights. The holders of our Non-Voting Common Stock are generally not entitled to vote on any matter on which our stockholders are entitled to vote. Shares of Non-Voting Common Stock are not included in determining the number of shares voting or entitled to vote on any such matters.

      The holders of our Non-Voting Common Stock have the right to vote as a separate class on any merger or consolidation with or into another entity or entities, or any recapitalization or reorganization, in which shares of Non-Voting Common Stock would receive or be exchanged for consideration different on a per share basis from consideration received with respect to or in exchange for the shares of our voting Common Stock or would otherwise be treated differently from shares of our voting Common Stock in connection with such transactions. Notwithstanding the preceding sentence, shares of Non-Voting Common Stock may, without such a separate class vote, receive or be exchanged for non-voting securities which are otherwise identical on a per share basis in amount and form to the voting securities received with respect to or exchanged for our voting common stock so long as:

—	such non-voting securities are convertible into such voting securities on the same terms as our Non-Voting Common Stock is convertible into our voting Common Stock; and

—	all other consideration is equal on a per share basis.

      Economic Rights. Holders of our Non-Voting Common Stock are generally entitled to receive ratably with holders of our voting Common Stock and Series B Non-Voting Common Stock any dividends declared by our board of directors. Upon our liquidation, dissolution or winding up, the holders of our Non-Voting Common Stock are entitled to receive ratably with other holders of our Non-Voting Common Stock and with holders of our voting Common Stock and Series B Non-Voting Common Stock our net assets available after the payment of all debts and other liabilities. Holders of our Non-Voting Common Stock have no preemptive or redemption rights, except that some holders have preemptive and registration rights under our investors’ agreement. The rights, preferences and privileges of holders of our Non-Voting Common Stock are subject to the rights, preferences and privileges of holders of shares of any series of Preferred Stock which we may designate and issue in the future.

      Conversion Rights. With limited exceptions as to holders who are subject to Regulation Y of the Federal Reserve System, shares of our non-voting common stock may be converted into the same number of shares of our voting Common Stock at any time at the option of the holder of the shares of Non-Voting Common Stock.

Our Series B Non-Voting Common Stock

      Under the terms of our corporate charter, our board of directors is authorized to issue shares of Series B Non-Voting Common Stock. As of September 30, 2003, we had no shares of Series B Non-Voting Common Stock outstanding.

      Limited Voting Rights. The holders of our Series B Non-Voting Common Stock are generally not entitled to vote on any matter on which our stockholders are entitled to vote. Shares of Series B Non-Voting Common Stock are not included in determining the number of shares voting or entitled to vote on any such matters. The holders of our Series B Non-Voting Common Stock have the right to vote as a separate class on any merger or consolidation with or into another entity or entities, any recapitalization or reorganization, or any amendment, repeal or modification of any provision of our corporate charter that would adversely affect the powers, preferences or special rights of the holders of our Series B Non-Voting Common Stock.

      Economic Rights. Holders of our Series B Non-Voting Common Stock are generally entitled to receive ratably with holders of our voting Common Stock and Non-Voting Common Stock any dividends declared by our board of directors. Upon our liquidation, dissolution or winding up, the holders of our Series B Non-Voting Common Stock are entitled to receive ratably with other holders of our Series B Non-Voting Common Stock and with holders of our voting Common Stock and non-voting Common Stock our net assets available after the payment of all debts and other liabilities. Holders of our Series B Non-Voting Common Stock have no preemptive or redemption rights, except that some holders have preemptive and registration rights under the investors’ agreement. The rights, preferences and privileges of holders of our Series B Non-Voting Common Stock are subject to the rights, preferences and privileges of holders of shares of any series of Preferred Stock which we may designate and issue in the future.

      Conversion Rights. Shares of our Series B Non-Voting Common Stock may not be converted into shares of our voting Common Stock, except:

—	to meet the requirements of a “pooling of interests” accounting treatment;

—	to transfer Series B Non-Voting Common Stock, in which case the transferee will receive shares of our voting Common Stock;

—	to enable the holders to maintain such holder’s percentage ownership of the total outstanding voting Common Stock; or

—	upon specific major corporate events, such as a merger or a public offering. In May 2001, the holders of all 9,000,000 outstanding shares of Series B Non-Voting Common Stock converted those shares into 9,000,000 shares of voting Common Stock. We have no present plan to issue any additional shares of Series B Non-Voting Common Stock.

Preferred Stock

      Under the terms of our corporate charter, our board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. Our board of directors has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption rights and liquidation preferences of each series of Preferred Stock.

      The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with stockholder approval of specific issuances. The issuance of Preferred Stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of our outstanding voting Common Stock. We have no present plans to issue any shares of Preferred Stock.

Warrants and Stock Options

      As of September 30, 2003, there were warrants outstanding to purchase 1,653,585 shares of common stock at a per share exercise price of $9.65. These warrants are held by one owner of record. As of September 30, 2003, 3,514,477 shares of Common Stock were issuable pursuant to stock option grants under our 1998 stock option plan at a weighted average exercise price of $12.19 per share, 6,114,857 shares of Common Stock were issuable pursuant to stock option grants under our 2001 stock option plan at a weighted average exercise price of $29.02 per share, and 1,710,000 shares of Common Stock were issuable pursuant to stock option grants under our 2003 stock option plan at a weighted average exercise price of $38.99 per share.

Anti-Takeover Considerations

      Our corporate charter and by-laws contain a number of provisions which may have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, us.

Classified Board of Directors

      Our corporate charter and our by-laws divide our board of directors into three classes, as nearly equal in size as possible, with staggered three year terms, and provide that:

•	directors may be removed only for cause by the affirmative vote of the holders of at least 80% of the shares of our capital stock entitled to vote; and

•	any vacancy on our board of directors, however occurring, including a vacancy resulting from the enlargement of the board, may only be filled by vote of a majority of the directors then in office.

Stockholder Action; Special Meeting of Stockholders

      Our corporate charter eliminates the ability of our stockholders to act by written consent. It further provides that special meetings of our stockholders may be called only by our chief executive officer or by our board of directors pursuant to a majority vote of the total number of authorized directors.

Advance Notice Requirements for Stockholder Proposals and Directors Nominations

      Our by-laws provide that stockholders seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice in writing. To be timely, a stockholder’s notice must be delivered to or mailed and received at our principal executive offices not less than 30 days nor more than 60 days prior to the annual meeting; however, if less than 40 days’ notice or prior public disclosure of the date of the annual meeting is given or made to stockholders, notice by the stockholder in order to be timely must be received not later than the close of business on the tenth day following the date on which notice of the date of the annual meeting was mailed to stockholders or made public, whichever first occurs. Our by-laws also specify requirements as to the form and content of a stockholder’s notice. These provisions may preclude stockholders from bringing matters before an annual meeting of stockholders or from making nominations for directors at an annual meeting of stockholders.

Amendments; Supermajority Vote Requirements

      Our charter requires the affirmative vote of 80% of our voting Common Stock to amend provisions of our corporate charter and by-laws, including those provisions relating to the classified board of directors, action by written consent and the ability of stockholders to call special meetings.

SELLING SECURITYHOLDERS

      The notes were originally issued to Goldman, Sachs & Co., as initial purchaser, in a private offering that closed on July 7, 2003. The initial purchaser has advised us that the notes were resold in transactions exempt from the registration requirements of the Securities Act to “qualified institutional buyers,” as defined in Rule 144A under the Securities Act. Selling securityholders, including their transferees, pledgees, donees or successors, may from time to time offer and sell pursuant to this prospectus any or all of the notes and the common stock into which the notes are convertible.

      The table below sets forth information with respect to the selling securityholders, the principal amount of the notes and the number of shares of common stock into which the notes are convertible beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. Unless set forth below, none of the selling securityholders has had within the past three years any material relationship with us or any of our predecessors or affiliates.

      No offer or sale under this prospectus may be made by a holder of the securities unless that holder is listed in the table in this prospectus or until that holder has notified us and a supplement to this prospectus has been filed or an amendment to the related registration statement has become effective. We will supplement or amend this prospectus to include additional selling securityholders as promptly as is reasonably practicable after additional selling securityholders provide to us a questionnaire containing all required information.

      We have prepared the table based on information given to us by, or on behalf of, the selling securityholders on or before January 5, 2004. Because the selling securityholders may offer, pursuant to this prospectus, all or some portion of the notes or common stock listed below, no estimate can be given as to the amount of notes or common stock that will be held by the selling securityholders upon consummation of any sales. In addition, the selling securityholders listed in the table may have sold, transferred or otherwise disposed of, in transactions exempt from the registration requirements of the Securities Act, some or all of their notes since the date as of which the information in the table is presented.

      Information about the selling securityholders may change over time. Any changed information given to us by the selling securityholders will be set forth in prospectus supplements or amendments to this prospectus if and when necessary. From time to time, additional information concerning ownership of the notes and the shares of common stock issuable upon conversion of the notes may rest with holders not named in the table above and of whom we are unaware.

	Aggregate		Number of
	Principal Amount		Shares of
	of Notes	Percentage of	Common Stock	Percentage of
	Beneficially	Notes	That May	Common Stock
Selling Securityholder	Owned and Offered	Outstanding	Be Sold(1)	Outstanding(2)(3)

1976 Distribution Trust FBO A.R. Lauder/Zinterhofer	$7,000	*	147	*
2000 Revocable Trust FBO A.R. Lauder/Zinterhofer	7,000	*	147	*
Advent Convertible Master (Cayman) L.P.	5,646,000	1.6%	98,727	*
Aftra Health Fund	170,000	*	3,582	*
Akela Capital Master Fund, Ltd.	8,000,000	2.7%	168,549	*
Alcon Laboratories	374,000	*	7,880	*
Allstate Insurance Company	1,000,000	*	21,069	*
Alpha US Sub Fund 4 LLC	208,000	*	4,382	*
American Skandia Trust	2,000,000	*	42,137	*
Arapahoe County Colorado	337,000	*	7,100	*
Arkansas PERS	1,840,000	*	38,766	*
Arlington County Employees Retirement System	650,000	*	13,695	*

	Aggregate		Number of
	Principal Amount		Shares of
	of Notes	Percentage of	Common Stock	Percentage of
	Beneficially	Notes	That May	Common Stock
Selling Securityholder	Owned and Offered	Outstanding	Be Sold(1)	Outstanding(2)(3)

Asante Health Systems	96,000	*	2,023	*
Associated Electric & Gas Insurance Services Limited	300,000	*	6,321	*
Attorney’s Title Insurance Fund	55,000	*	1,159	*
B.C. McCabe Foundation	200,000	*	4,214	*
Bay County PERS	135,000	*	2,844	*
Boilermakers Blacksmith Pension Trust	1,445,000	*	30,444	*
BP Amoco Master Trust for Employee Pension Plans	5,050,000	1.7%	106,396	*
British Virgin Islands Social Security Board	84,000	*	1,770	*
Chrysler Corporation Master Retirement Trust	5,630,000	1.8%	118,616	*
City and County of San Francisco Retirement System	1,435,000	*	30,233	*
City of New Orleans	197,000	*	4,151	*
City University of New York	146,000	*	3,076	*
Continental Assurance Company	1,250,000	*	26,336	*
DB Equity Opportunities Master Portfolio Ltd	6,000,000	2.0%	126,412	*
DBAG London	47,900,000	16.0%	1,009,186	*
DEAM Convertible Arbitrage	3,000,000	1.0%	63,206	*
Delaware PERS	1,625,000	*	34,236	*
Delta Air Lines Master Trust-CV	2,415,000	*	50,881	*
Delta Airlines Master Trust	655,000	*	13,800	*
Delta Pilots Disability & Survivorship Trust — CV	1,135,000	*	23,913	*
Duke Endowment	275,000	*	5,794	*
F.R. Convert. Sec. Fn	165,000	*	3,476	*
Fidelity Financial Trust: Fidelity Convertible Securities Fund	15,600,000	5.2%	328,670	*
Fidelity Financial Trust: Fidelity Strategic Dividend & Income Fund	275,000	*	5,794	*
Fuji US Income Open	2,000,000	*	42,137	*
Grace Convertible Arbitrage Fund, Ltd.	2,000,000	*	42,137	*
Grady Hospital Foundation	129,000	*	2,718	*
HFR Arbitrage Fund	402,000	*	5,330	*
Highbridge International LLC	18,650,000	6.2%	392,929	*
ICI American Holdings Trust	365,000	*	7,690	*
IDEX Transamerica Convertible Securities Fund	2,450,000	*	51,618	*
Independence Blue Cross	290,000	*	6,110	*
Int. Truck & Engine Corp Non Contributory Retirement Plant Trust	550,000	*	11,588	*

	Aggregate		Number of
	Principal Amount		Shares of
	of Notes	Percentage of	Common Stock	Percentage of
	Beneficially	Notes	That May	Common Stock
Selling Securityholder	Owned and Offered	Outstanding	Be Sold(1)	Outstanding(2)(3)

Int. Truck & Engine Retirement Plan for Salaried Employee’s Trust	850,000	*	17,908	*
KBC Financial Products USA Inc.	3,915,000	1.3%	62,363	*
KeySpan Foundation	75,000	*	1,580	*
Lehman Brothers Securities Financing, Inc.	20,000,000	6.7%	421,372	*
Lord Abbett America’s Value Fund	1,500,000	*	21,069	*
Lord Abbett Investment Trust — LA Convertible Fund	800,000	*	16,855	*
Lord Abbett Series Fund — America’s Value Portfolio	40,000	*	843	*
Lord Abbett Series Fund — Bond Debenture Portfolio	600,000	*	12,641	*
Lyxor	562,000	*	11,693	*
Mainstay Convertible Fund	3,780,000	1.3%	79,639	*
Mainstay VP Convertible Fund	3,155,000	1.1%	66,471	*
Man Convertible Bond Master Fund, Ltd.	2,226,000	*	46,899	*
Merrill Lynch Insurance Group	311,000	*	6,552	*
Met Investor Series Trust — America’s Value	80,000	*	1,685	*
Met Investor Series Trust — Bond Debenture	5,000,000	1.7%	105,343	*
Microsoft Corporation	3,840,000	1.3%	80,903	*
Motion Picture Industry Health Plan — Active Member Fund	595,000	*	12,536	*
Motion Picture Industry Health Plan — Retiree Member Fund	385,000	*	8,111	*
Municipal Employees	250,000	*	5,267	*
National Fuel & Gas Company Retirement Plan	150,000	*	3,160	*
New Orleans Firefighters Pension/Relief Fund	131,000	*	2,760	*
New York Life Insurance Company (Post 82)	1,450,000	*	30,549	*
New York Life Insurance Company (Pre 82)	1,300,000	*	27,389	*
New York Life Separate Account #7	30,000	*	632	*
Nomura Securities International Inc.	30,000,000	10.0%	632,058	*
Northern Income Equity Fund	5,000,000	1.7%	105,343	*
Nuveen Preferred and Convertible Fund JQC	6,165,000	2.1%	129,888	*
Nuveen Preferred and Convertible Income Fund JPC	6,650,000	2.2%	140,106	*
Occidental Petroleum Corporation	26,100	*	550	*
OCM Convertible Trust	4,250,000	1.4%	89,542	*

	Aggregate		Number of
	Principal Amount		Shares of
	of Notes	Percentage of	Common Stock	Percentage of
	Beneficially	Notes	That May	Common Stock
Selling Securityholder	Owned and Offered	Outstanding	Be Sold(1)	Outstanding(2)(3)

OCM Global Convertible Securities Fund—DC	250,000	*	5,267	*
Ohio Bureau of Workers Compensation	130,000	*	2,739	*
Oxford, Lord Abbett & Co.	1,850,000	*	38,977	*
OZ Master Fund, Ltd.	4,000,000	1.3%	84,274	*
Partner Reinsurance Company Ltd.	1,975,000	*	41,610	*
Phoenix Lord Abbett Bond Debenture Fund	100,000	*	2,107	*
Policeman and Firemen Retirement System of the City of Detroit	380,000	*	8,006	*
Pro-mutual	850,000	*	17,908	*
Prudential Insurance Co of America	100,000	*	2,107	*
Pyramid Equity Strategies Fund	1,500,000	*	31,603	*
Qwest Occupational Health Trust	550,000	*	11,588	*
Roszel/Lord Abbett Bond Debenture Portfolio	100,000	*	2,107	*
Sawmon Brothers Asset Management, Inc.	4,350,000	1.5%	91,648	*
Southern Farm Bureau Life Insurance	425,000	*	8,954	*
St. Thomas Trading Ltd.	6,399,000	2.1%	134,818	*
State Employees’ Retirement Fund of the State of Delaware	2,620,000	*	55,200	*
State of Maryland Retirement Agency	3,110,000	1.0%	65,523	*
State of Oregon — Equity	5,125,000	1.7%	107,977	*
Syngenta AG	275,000	*	5,794	*
Tag Associates	43,000	*	906	*
Teachers Insurance and Annuity Association of America	9,000,000	3.0%	189,617	*
The Grable Foundation	80,000	*	1,685	*
The Northwestern Mutual Life Insurance Company	10,000,000	3.3%	210,686	*
Total Fina Elf Finance USA, Inc.	250,000	*	5,267	*
Travelers Indemnity Company—Commercial Lines	450,000	*	9,481	*
Travelers Indemnity Company—Personal Lines	300,000	*	6,321	*
Trustmark Insurance	329,000	*	6,932	*
Vanguard Convertible Securities Fund, Inc.	21,105,000	7.0%	444,653	*
Zeneca Holding Trust	400,000	*	8,427	*

Total:	$300,000,000 (4)	100%

*	Less than 1%

(1)	Assumes conversion of all of the holder’s notes into shares of common stock at a conversion rate of 21.0686 shares per $1,000 principal amount of the notes. This conversion rate is subject to adjustment as described under “Description of Notes — Conversion of Notes.” As a result, the number of shares of common stock issuable upon conversion of the notes may increase or decrease from time to time. Excludes shares of common stock that may be issued by us upon the repurchase of the notes, and excludes fractional shares. Holders will receive cash instead of any fractional share amount resulting from conversion of the notes, as described under “Description of Notes — Conversion of Notes.”

(2)	Calculated based on 62,955,438 shares of common stock outstanding as of December 30, 2003. In calculating this amount for each holder, we treated as outstanding the number of shares of common stock issuable upon conversion of all of that holder’s notes, but we did not assume conversion of any other holder’s notes.

(3)	Assumes that all holders of notes, or any future transferees, pledgees, donees or successors of or from such holders of notes, do not beneficially own any common stock other than the common stock issuable upon conversion of the notes at the initial conversion rate.

(4)	The aggregate principal amount of notes attributed to the securityholders identified above does not sum to this amount. We have prepared the table based on information given to us on or before January 5, 2004 by, or on behalf of, the selling securityholders. Certain selling securityholders listed in the table may have sold, transferred or otherwise disposed of some or all of their notes since they reported their holdings to us without informing us of such sales, transfers or disposals.

MATERIAL UNITED STATES FEDERAL TAX CONSIDERATIONS

      The following is a general discussion of material United States federal income and estate tax considerations relating to the acquisition, ownership and disposition of the notes and common stock. This discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder and administrative and judicial interpretations thereof, all as in effect on the date hereof and all of which are subject to change, possibly with retroactive effect, or different interpretations. This discussion only addresses tax considerations for beneficial owners of the notes that hold the notes and common stock as “capital assets,” within the meaning of the Code. Moreover, this discussion is for general information only and does not address all of the tax consequences that may be relevant to specific beneficial owners of the notes and common stock in light of their particular circumstances or to beneficial owners of the notes and common stock subject to special treatment under U.S. federal income tax laws (such as banks, insurance companies, tax-exempt entities, retirement plans, dealers in securities, brokers, expatriates, partnerships, other pass-through entities, persons who hold their notes or common stock as part of a straddle, hedge, conversion transaction or other integrated investment, persons whose functional currency is not the U.S. dollar, persons subject to the alternative minimum tax or persons deemed to sell the notes or common stock under the constructive sale provisions of the Code). This discussion does not address any U.S. state and local or non-U.S. tax considerations relating to the acquisition, ownership and disposition of the notes or common stock.

      As used in this discussion, the term “U.S. Holder” means a beneficial owner of a note or common stock that is a U.S. person and is not a partnership for U.S. federal income tax purposes. A U.S. person means a person that is, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the U.S.;

•	a corporation or partnership created or organized in or under the laws of the U.S. or of any State or political subdivision thereof or therein, including the District of Columbia (other than a partnership that is not treated as a U.S. person under applicable Treasury regulations);

•	an estate the income of which is subject to U.S. federal income tax regardless of the source thereof; or

•	a trust with respect to which a court within the U.S. is able to exercise primary supervision over its administration and one or more U.S. persons have the authority to control all of its substantial decisions, or certain electing trusts that were in existence on August 19, 1996 and were treated as domestic trusts on that date.

      The term “non-U.S. Holder” means a beneficial owner of a note or common stock that is neither a U.S. person nor a partnership for U.S. federal income tax purposes.

      BENEFICIAL OWNERS OF THE NOTES ARE URGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSIDERATIONS FOR THEM RELATING TO THE ACQUISITION, OWNERSHIP AND DISPOSITION OF THE NOTES AND COMMON STOCK, INCLUDING THE APPLICABILITY OF U.S. FEDERAL, STATE OR LOCAL TAX LAWS OR NON-U.S. TAX LAWS, ANY CHANGES IN APPLICABLE TAX LAWS AND ANY PENDING OR PROPOSED LEGISLATION OR REGULATIONS.

Shelf Registration Statement

      The filing of the shelf registration statement, of which this prospectus forms a part, will not result in a taxable exchange to a U.S. or Non-U.S. Holder, no gain or loss will be recognized by a U.S. or Non-U.S. Holder, and such Holder’s adjusted tax basis and holding period of the notes will be unaffected.

U.S. Holders

      The following is a general discussion of certain U.S. federal income tax considerations relating to the acquisition, ownership and disposition of the notes and common stock by a U.S. Holder.

     Certain Additional Payments and Repayment of Notes in Common Stock

      In certain circumstances (see “Description of Notes — Registration Rights” and “Description of Notes — Purchase of Notes by Us at the Option of the Holder”), Fisher may be obligated to pay a U.S. Holder amounts in excess of stated interest on the notes or may choose to use common stock to satisfy its obligation to redeem the notes at the option of the U.S. Holder. According to Treasury regulations, the possibility that any “contingent” payment (such as a payment in excess of stated interest or a payment in the form of common stock) will be made will not affect the amount or timing of interest income a U.S. Holder will recognize if there is only a remote likelihood as of the date the notes were issued that such payment will be made. Fisher intends to take the position for U.S. federal income tax purposes that the likelihood that it would make any such payment was remote as of the date the notes were issued. Therefore, the possibility of such payments should not affect the amount or timing of income a U.S. Holder will recognize unless the U.S. Holder actually becomes entitled to a contingent payment. Fisher’s determination that these contingencies were remote as of the date the notes were issued is binding on a U.S. Holder unless such U.S. Holder discloses a contrary position in the manner required by applicable Treasury regulations. Fisher’s determination is not, however, binding on the Internal Revenue Service (“IRS”), and if the IRS were to challenge Fisher’s determination, a U.S. Holder might be required to accrue income on the notes in excess of stated interest, and to treat as ordinary income rather than capital gain any income realized on the taxable disposition of a note before the resolution of the contingencies. In the event a contingent payment actually occurs, it would affect the amount and timing of the income that a U.S. Holder will recognize. The discussion below assumes that Fisher’s determination that these contingencies were remote as of the date the notes were issued is correct.

     Payment of Interest

      In general, interest paid or payable on a note will be taxable to a U.S. Holder as ordinary interest income at the time it is received or accrued, in accordance with such U.S. Holder’s method of accounting for U.S. federal income tax purposes.

     Market Discount

      If a U.S. Holder purchases a note for an amount that is less than all amounts payable on such note after the purchase date (other than payments of qualified stated interest, within the meaning of the Code), then the amount of the difference will be treated as “market discount” for U.S. federal income tax purposes, unless such difference is less than a specified de minimis amount. Under the market discount rules, a U.S. Holder will generally be required to treat any principal payment on, or any gain on the disposition of, a note as ordinary income to the extent of the accrued market discount on the note at the time of payment or disposition. A disposition of a note by gift (and in certain other circumstances) could result in the recognition of market discount income, computed as if such note had been sold for its fair market value. In addition, a U.S. Holder of a note may be required to defer, until the maturity of such note or the earlier disposition of such note in a taxable transaction, the deduction of all or a portion of the interest expense on any indebtedness incurred or maintained to purchase or carry such note. If a U.S. Holder acquires a note with market discount and receives common stock upon conversion or redemption of the note, gain recognized by the U.S. Holder from sale or exchange of common stock so received will be treated as ordinary income to the extent of accrued market discount not previously included in income with respect to the note at the time of conversion or redemption.

      Market discount in respect of a note is generally considered to accrue ratably during the period from the acquisition date to the maturity date of such note, unless the U.S. Holder elects to accrue market discount on the note under the constant yield method. A U.S. Holder may elect to include market discount in income currently as it accrues (on either a ratable or constant yield method), in which case the rules described above will not apply. This election to include market discount in income currently, once made, will apply to all market discount obligations acquired in or after the first taxable year to which the election applies and may not be revoked without the consent of the IRS.

     Bond Premium

      A U.S. Holder whose basis in a note immediately after its acquisition by such U.S. Holder exceeds all amounts payable on such note after such purchase (other than payments of qualified stated interest, within the meaning of the Code) will be considered as having purchased the note with “bond premium.” For this purpose, a U.S. Holder’s basis in the note will be reduced by an amount equal to the value of the conversion feature, which could be the amount equal to the excess, if any, of the note’s purchase price over what the note’s fair market value would be if there were no conversion feature. A U.S. Holder generally may elect to amortize bond premium over the remaining term of the note, using a constant yield method, as an offset to interest income. An electing U.S. Holder must reduce its tax basis in the note by the amount of the aggregate amortized bond premium. The election to amortize bond premium, once made, will apply to all debt obligations held or subsequently acquired by the electing U.S. Holder on or after the first day of the first taxable year to which the election applies, and may not be revoked without the consent of the IRS.

     Sale, Exchange or Redemption of the Notes

      Upon the sale, exchange or redemption (other than a conversion or redemption for stock or a combination of stock and cash) of a note, a U.S. Holder generally will recognize gain or loss equal to the difference between (1) the amount of cash proceeds and the fair market value of any property received on the sale, exchange or redemption (except to the extent such amount is attributable to accrued interest, which will be taxable as ordinary income to the extent not previously included in income) and (2) such holder’s adjusted tax basis in the note. A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to such holder. Except as described above under “— Market Discount,” such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period of the note is more than one year at the time of sale, exchange or redemption. Long-term capital gains of noncorporate taxpayers are generally taxed at a reduced maximum marginal tax rate. The deductibility of capital losses is subject to limitations.

     Conversion or Redemption of the Notes for Stock or a Combination of Stock and Cash

      If a U.S. Holder converts or redeems its notes and receives solely common stock (plus cash in lieu of a fractional share of common stock), the U.S. Holder generally will not recognize any income, gain or loss upon conversion or redemption of the note except with respect to cash received in lieu of a fractional share of common stock. A U.S. Holder’s tax basis in the common stock received on conversion or redemption of a note will be the same as such holder’s adjusted tax basis in the note at the time of conversion or redemption (reduced by any basis allocable to a fractional share interest), and the holding period for the common stock received on conversion or redemption should generally include the holding period of the note converted or redeemed.

      Cash received in lieu of a fractional share of common stock upon conversion or redemption will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in gain or loss (measured by the difference between the cash received for the fractional share and the U.S. Holder’s adjusted tax basis in the fractional share).

      If a U.S. Holder converts or redeems its notes and receives a combination of cash and common stock (and such cash is not merely received in lieu of a fractional share of common stock), the tax treatment to the U.S. Holder is uncertain. The U.S. Holder may be required to recognize gain in an amount equal to the lesser of (1) the cash payment (reduced for the portion of the payment which is attributable to accrued and unpaid interest) or (2) the excess of the fair market value of the common stock and cash payment (less the amount attributable to accrued and unpaid interest) received in the conversion or redemption over the U.S. Holder’s adjusted tax basis in the note at the time of conversion or redemption. No loss would be recognized on the conversion or redemption. The U.S. Holder’s tax basis in the common stock received would be the same as the U.S. Holder’s tax basis in the note, increased by the amount of gain recognized, if any, and reduced by the amount of the cash payment (less any amount attributable to accrued and unpaid interest). Cash received in lieu of a fractional share of common stock would be treated in the manner described above. Alternatively, the receipt of stock and cash may be treated as a part conversion/part sale transaction. In such case, the cash payment would be treated as proceeds from a sale of a portion of the note, as described above under “— Sale, Exchange or Redemption of the Notes,” and stock would be treated as received upon conversion or redemption of a portion of the note, as described above in the second preceding paragraph. A U.S. Holder’s tax basis in the note would be allocated pro rata between the common stock received (including any fractional share treated as received) and the portion of the note that is treated as sold for cash based upon the relative values of the common stock received and the cash payment.

      U.S. Holders should consult their tax advisors regarding the proper treatment to them of the receipt of a combination of cash and common stock upon a conversion or redemption. The holding period of the common stock received upon conversion or redemption will include the holding period of the note converted or redeemed.

     Distributions on Common Stock

      Distributions, if any, made on Fisher’s common stock after a conversion or redemption generally will be included in the income of a U.S. Holder as ordinary dividend income to the extent of Fisher’s current and accumulated earnings and profits. Distributions in excess of Fisher’s current and accumulated earnings and profits will be treated as a return of capital to the extent of the U.S. Holder’s basis in the common stock and thereafter as gain from a sale or exchange of common stock. Except as described above under “— Market Discount,” such gain will be long-term capital gain if the U.S. Holder’s holding period in the common stock is more than one year at the time of the distribution. A dividend distribution to a corporate U.S. Holder may qualify for a dividends received deduction, and such a distribution to a non-corporate U.S. Holder on or before December 31, 2008 will generally be taxed at a reduced maximum marginal tax rate.

     Adjustment of Conversion Price

      Holders of convertible debt instruments such as the notes may, in certain circumstances, be deemed to have received distributions of stock if the conversion price of such instruments is adjusted. Adjustments to the conversion price made pursuant to a bona fide reasonable adjustment formula which has the effect of preventing the dilution of the interest of the holders of the debt instruments, however, will generally not be considered to result in a constructive distribution of stock. Certain of the possible adjustments provided in the notes (including, without limitation, adjustments in respect of taxable dividends to our stockholders) will not qualify as being pursuant to a bona fide reasonable adjustment formula. If such adjustments are made, the U.S. Holders of notes will be deemed to have received constructive distributions taxable as dividends to the extent of Fisher’s current and accumulated earnings and profits even though they have not received any cash or property as a result of such adjustments. In certain circumstances, the failure to provide for such an adjustment may result in taxable dividend income to the U.S. Holders of common stock. Generally, a U.S. Holder’s tax basis in a note will be increased to the extent any such constructive distribution is treated as a dividend. Moreover, if there is an adjustment (or a failure to make an adjustment) to the conversion rate of the notes that increases the proportionate interest of the holders of outstanding common stock in Fisher’s assets or earnings and profits, then such increase in the proportionate interest of the holders of the common stock generally will be treated as a constructive distribution to such holders, taxable as described above.

     Sale of Common Stock

      Upon the sale or exchange of common stock, a U.S. Holder generally will recognize gain or loss equal to the difference between (1) the amount of cash and the fair market value of any property received upon the sale or exchange and (2) such U.S. Holder’s adjusted tax basis in the common stock. Except as described above under “— Market Discount,” such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in the common stock is more than one year at the time of the sale or exchange. Long-term capital gains of non-corporate taxpayers are generally taxed at a reduced maximum marginal tax rate. A U.S. Holder’s basis and holding period in common stock received upon conversion or redemption of a note are determined as discussed above under “— Conversion or Redemption of the Notes for Common Stock or a Combination of Cash and Common Stock.” The deductibility of capital losses is subject to limitations.

     Backup Withholding and Information Reporting

      In general, payments made on the notes or common stock and proceeds from the sale or other disposition of the notes or common stock may be subject to backup withholding. In general, backup withholding will apply to a non-corporate U.S. Holder if such U.S. Holder:

•	fails to furnish, under penalties of perjury, its Taxpayer Identification Number, or TIN (which for an individual is the holder’s Social Security number);

•	furnishes an incorrect TIN;

•	is notified by the IRS that it has failed to properly report payments of interest and dividends; or

•	under certain circumstances, fails to certify, under penalties of perjury, that it has furnished a correct TIN and is a U.S. person and has not been notified by the IRS that it is subject to backup withholding due to underreporting of interest or dividends, or otherwise fails to comply with applicable requirements of the backup withholding rules.

      Any amounts withheld under the backup withholding rules from a payment to a U.S. Holder generally will be allowed as a refund or a credit against such U.S. Holder’s U.S. federal income tax liability, provided that the required procedures are followed.

      A U.S. Holder will also be subject to information reporting with respect to payments on the notes or common stock and proceeds from the sale or other disposition of the notes or common stock, unless such U.S. Holder is a corporation or other exempt recipient and appropriately establishes that exemption.

Non-U.S. Holders

      The following is a general discussion of certain U.S. federal income and estate tax considerations relating to the acquisition, ownership and disposition of the notes and common stock by a Non-U.S. Holder. As noted above under “— U.S. Holders — Certain Additional Payments and Repayment of Notes in Common Stock,” Fisher intends to take the position for U.S. federal income tax purposes that the likelihood that it would be obligated to pay amounts in excess of stated interest on the notes or that it would use common stock to satisfy its obligation to redeem the notes at the option of the holder was remote as of the date the notes were issued, and the discussion below assumes that Fisher’s determination in this regard is correct.

Payment of Interest

      Subject to the discussion below concerning backup withholding, a Non-U.S. Holder will not be subject to U.S. federal income or withholding tax in respect of interest paid on the notes if the interest qualifies for the “portfolio interest exemption.” This will be the case if each of the following requirements is satisfied:

•	the interest is not effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder;

•	the Non-U.S. Holder does not actually or constructively own 10% or more of the voting stock of Fisher;

•	the Non-U.S. Holder is not a controlled foreign corporation, within the meaning of the Code, that is actually or constructively related to Fisher; and

•	the Non-U.S. Holder provides the withholding agent with the appropriate certification.

The certification requirement generally will be satisfied if the Non-U.S. Holder provides the withholding agent with a statement on IRS Form W-8BEN (or suitable substitute or successor form), together with all appropriate attachments, signed under penalties of perjury, identifying the Non-U.S. Holder and stating, among other things, that the Non-U.S. Holder is not a U.S. person. Prospective Non-U.S. Holders should consult their tax advisors regarding alternative methods for satisfying the certification requirement.

      If the portfolio interest exemption is not satisfied with respect to a Non-U.S. Holder, a 30% withholding tax will apply to interest paid on the notes to such Non-U.S. Holder, unless another exemption is applicable.

For example, an applicable income tax treaty may reduce or eliminate such tax, in which event a Non-U.S. Holder claiming the benefit of such treaty must provide the withholding agent with a properly executed IRS Form W-8BEN (or suitable substitute or successor form). Alternatively, an exemption applies if the interest is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder and the Non-U.S. Holder provides an appropriate statement to that effect on IRS Form W-8ECI (or suitable substitute or successor form). In the latter case, such Non-U.S. Holder generally will be subject to U.S. federal income tax with respect to all income from the notes in the same manner as U.S. Holders, as described above, unless an applicable income tax treaty provides otherwise. Additionally, Non-U.S. Holders that are corporations could be subject to a branch profits tax with respect to any such income at a rate of 30% (or at a reduced rate under an applicable income tax treaty).

     Conversion or Redemption of the Notes

      A Non-U.S. Holder generally will not be subject to U.S. federal withholding tax on the conversion or redemption of a note into common stock. To the extent a Non-U.S. Holder receives cash (including cash in lieu of a fractional share of common stock) upon conversion or redemption, such cash may give rise to gain that would be subject to the rules described below with respect to the sale or exchange of a note or common stock. See “— Sale, Exchange or Other Disposition of the Notes or Common Stock” below.

     Adjustment of Conversion Price

      The conversion price of the notes is subject to adjustment in certain circumstances. Any such adjustment could, in certain circumstances, give rise to a deemed distribution to Non-U.S. Holders of the notes and common stock. See “— U.S. Holders — Adjustment of Conversion Price” above. In such case, the deemed distribution would be subject to the rules below regarding withholding of U.S. federal income tax on dividends in respect of common stock. Fisher or another withholding agent may enforce such withholding obligation through withholding on other cash payments (such as coupon interest) to Non-U.S. Holders or through other means.

     Distributions on Common Stock

      Distributions on common stock will constitute dividends for U.S. federal income tax purposes to the extent of Fisher’s current and accumulated earnings and profits as determined under U.S. federal income tax principles. Dividends paid on common stock held by a Non-U.S. Holder will be subject to U.S. federal withholding tax at a rate of 30% (or lower treaty rate, if applicable) unless the dividend is effectively connected with the conduct of a trade or business in the United States by the Non-U.S. Holder, in which case the dividend will be subject to U.S. federal income tax on net income in the manner applied to U.S. persons generally (and with respect to corporate holders under certain circumstances, the branch profits tax). A Non-U.S. Holder may be required to satisfy certain requirements in order to claim a reduction of or exemption from withholding under the foregoing rules.

     Sale, Exchange or Other Disposition of the Notes or Common Stock

      A Non-U.S. Holder of a note or common stock will generally not be subject to U.S. federal income tax on gains realized on the sale, exchange or other disposition of such note or common stock unless (1) such Non-U.S. Holder is an individual who is present in the United States for 183 days or more in the taxable year of sale, exchange or other disposition, and certain conditions are met, (2) such gain is effectively connected with the conduct by the Non-U.S. Holder of a trade or business in the United States and, if certain tax treaties apply, is attributable to a permanent establishment maintained by the Non-U.S. Holder in the United States, (3) the Non-U.S. Holder is subject to Code provisions applicable to certain U.S. expatriates, or (4) the issuer is a U.S. real property holding corporation within the meaning of the Code. In the case of exception (2) above, Non-U.S. Holders that are corporations may also be subject to a branch profits tax at a rate of 30% (or reduced rate under an applicable treaty).

      Generally, a corporation is a U.S. real property holding corporation if the fair market value of its U.S. real property interests, as defined in the Code and applicable regulations, equals or exceeds 50% of the aggregate fair market value of its worldwide real property interests and its other assets used or held for use in a trade or business. Fisher does not believe that it is currently a U.S. real property holding corporation or that it will become one in the future. If Fisher nevertheless did become a U.S. real property holding corporation, then, among other circumstances, an exemption would generally apply (1) to the sale of the notes by a Non-U.S. Holder if such Non-U.S. Holder at no time actually or constructively owned more than 5% of Fisher’s outstanding common stock, or notes having a fair market value greater than the fair market value of 5% of Fisher’s outstanding common stock, assuming Fisher’s common stock is at all times regularly traded on an established securities market, as prescribed by regulations, and (2) to the sale of common stock by a Non-U.S. Holder if such Non-U.S. Holder at no time actually or constructively owned more than 5% of Fisher’s outstanding common stock, assuming Fisher’s common stock is at all times regularly traded on an established securities market, as prescribed by regulations.

     U.S. Federal Estate Tax

      A note held by an individual Non-U.S. Holder who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) will not be subject to U.S. federal estate tax if the holder did not actually or constructively own 10% or more of the total combined voting power of all classes of Fisher’s stock entitled to vote and, at the time of the holder’s death, payments with respect to such note would not have been effectively connected with the conduct by such holder of a trade or business in the United States. Common stock held by an individual Non-U.S. Holder who at the time of death is not a citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) generally will be included in such holder’s estate for U.S. federal estate tax purposes, unless an applicable tax treaty provides otherwise.

     Backup Withholding and Information Reporting

      Generally, Fisher must report annually to the IRS and to each Non-U.S. Holder (1) any interest or dividend that is subject to withholding, or that is exempt from U.S. withholding tax pursuant to a tax treaty and (2) any payments of portfolio interest. Copies of these information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which the Non-U.S. Holder resides. Under certain circumstances, Fisher will have to report to the IRS payments of principal.

      Generally, information reporting and backup withholding of United States federal income tax at the applicable rate may apply to payments made by Fisher or its paying agent to a Non-U.S. Holder if such holder fails to make the appropriate certification that the holder is not a U.S. person or if Fisher or its paying agent has actual knowledge or reason to know that the payee is a U.S. person.

      Payments of the proceeds of the sale of a note or common stock to or through a foreign office of a U.S. broker or of a foreign broker with certain specified U.S. connections will be subject to information reporting requirements, but not backup withholding, unless the payee is an exempt recipient or such broker has evidence in its records that the payee is not a U.S. person. Payments of the proceeds of a sale of a note or common stock to or through the U.S. office of a broker will be subject to information reporting and backup withholding unless the payee certifies under penalties of perjury as to his or her status as a Non-U.S. person or otherwise establishes an exemption.

      Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder of a note or common stock will be allowed as a credit against such holder’s U.S. federal income tax, if any, or will be otherwise refundable, provided that the required information is furnished to the IRS in a timely manner.

PLAN OF DISTRIBUTION

      We are registering the notes and common stock issuable upon conversion of the notes covered by this prospectus to permit securityholders to conduct secondary trading of these securities from time to time after the date of this prospectus. We will not receive any proceeds from the sale of the securities covered by this prospectus. The notes and shares of common stock issuable upon conversion of the notes are being offered on behalf of the selling securityholders.

      The notes and shares of common stock issuable upon conversion of the notes may be sold or distributed from time to time by the selling securityholders, or by pledgees, donees or transferees of, or other successors in interest to, the selling securityholders, directly to one or more purchasers (including pledgees) or through brokers, dealers or underwriters who may act solely as agents or who may acquire the notes or shares of common stock as principals, at market prices prevailing at the time of sale, at varying prices determined at the time of sale, at negotiated prices, or at fixed prices, which may be changed. If the notes or shares of common stock are sold through brokers, dealers or underwriters, the selling securityholder will be responsible for underwriting discounts or commissions or agents’ commissions. Unless otherwise permitted by law, if the notes or shares are to be sold by pledgees, donees or transferees of, or other successors in interest to the selling securityholders, then we must distribute a prospectus supplement and/or file an amendment to this registration statement amending the list of selling securityholders to include the pledgee, transferee or other successors in interest as selling securityholders under this prospectus.

      The sale of the notes or shares of common stock may be effected by one or more of the following methods:

•	on any national securities exchange or quotation service on which the notes or shares of common stock may be listed or quoted at the time of sale;

•	in transactions otherwise than on such exchanges or services in the over-the-counter market;

•	through the writing of options, whether the options are listed on an option exchange or otherwise; or

•	through the settlement of short sales.

      In addition, any notes or shares of common stock that qualify for resale pursuant to Rule 144 or Rule 144A of the Securities Act may be sold under Rule 144 or Rule 144A of the Securities Act rather than pursuant to this prospectus.

      These transactions may include crosses or block transactions. Crosses are transactions in which the same broker acts as agent on both sides of the trade.

      In addition, the selling securityholders or their successors in interest may enter into hedging transactions with broker-dealers or other financial institutions who may engage in short sales of the notes or shares of common stock, sell the notes or shares of common stock short and deliver these securities to close out such short positions, or loan or pledge the notes or shares of common stock to broker-dealers that in turn may sell such securities. The selling securityholders or their successors in interest may also enter into option or other transactions with broker-dealers that require the delivery by such broker-dealers of the notes or shares of common stock which may be resold thereafter pursuant to this prospectus if the notes or shares of common stock are delivered by the selling securityholders.

      The selling securityholders or their successors in interest may from time to time pledge or grant a security interest in some or all of the notes or shares of common stock and, if the selling securityholders default in the performance of their secured obligation, the pledgees or secured parties may offer and sell the notes or shares of common stock from time to time under this prospectus; however, in the event of a pledge or the default on the performance of a secured obligation by the selling securityholders, in order for the notes or shares of common stock to be sold under this registration statement, unless permitted by law, we must distribute a prospectus supplement and/or an amendment to this registration statement amending the list of selling securityholders to include the pledgee, transferee, secured party or other successors in interest as selling securityholders under this prospectus.

      Brokers, dealers, underwriters or agents participating in the distribution of the notes or shares of common stock as agents may receive compensation in the form of commissions, discounts or concessions from the selling securityholders and/or purchasers of the notes or shares of common stock for whom such broker-dealers may act as agent, or to whom they may sell as principal, or both (which compensation as to a particular broker-dealer may be less than or in excess of customary commissions).

      The selling securityholders and any underwriters, broker-dealers or agents who act in connection with the sale of notes or shares of common stock hereunder may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions they receive and proceeds of any sale of notes or shares of common stock may be deemed to be underwriting discounts and commissions under the Securities Act. Neither we nor any selling securityholder can presently estimate the amount of such compensation. We know of no existing arrangements between any selling securityholder, broker, dealer, underwriter or agent relating to the sale or distribution of the notes or shares of common stock. Selling securityholders who are “underwriters” within the meaning of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

      The anti-manipulation rules under the Exchange Act may apply to sales of notes or shares of common stock in the market and to the activities of the selling securityholders and their affiliates.

      Under the registration rights agreement that has been filed as an exhibit to the registration statement of which this prospectus forms a part, we will use our reasonable efforts to keep such registration statement effective until the earliest of (i) the sale of all securities covered by the registration statement, (ii) the expiration of the applicable holding period with respect to the notes and the underlying common stock pursuant to Rule 144(k) under the Securities Act with respect to securities held by persons who are not our affiliates and (iii) two years from the date on which the registration is declared effective.

      We are permitted to prohibit offers and sales of securities pursuant to this prospectus for reasons relating to pending corporate developments, public filings with the SEC and other events, for periods not to exceed 45 days in any 90-day period or 90 days in any 365-day period.

      Under the registration rights agreement, we have agreed to indemnify each selling securityholder and certain other persons, and each selling securityholder has agreed to indemnify us and certain other persons, against certain specified liabilities, including liabilities arising under the Securities Act.

      We have agreed, among other things, to bear all fees and expenses, other than selling expenses, commissions and discounts, and expenses of counsel to the selling securityholders, in connection with the registration and sale of the notes and the shares of common stock covered by this prospectus.

LEGAL MATTERS

      The validity of the notes and common stock issuable upon conversion of the notes will be passed upon for us by Debevoise & Plimpton LLP, New York, New York.

EXPERTS

      The financial statements and the related financial statement schedule incorporated in this prospectus by reference from Fisher Scientific International Inc.’s Annual Report on Form 10-K for the year ended December 31, 2002 have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is incorporated herein by reference (which report expresses an unqualified opinion and includes an explanatory paragraph relating to a change in the method of accounting for goodwill and intangible assets), and has been so incorporated in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

      This prospectus is part of a Registration Statement that we filed with the SEC. The Registration Statement, including the attached exhibits, contains additional relevant information about us. The rules and regulations of the SEC allow us to omit some of the information about Fisher Scientific International Inc. In addition, we file annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available free of charge to the public at the SEC’s Web site at www.sec.gov. In addition, all of the Company’s filings with the SEC are available free of charge through the Company’s website at www.fisherscientific.com immediately upon filing.

      Our common stock is listed on the New York Stock Exchange, Inc. You can also inspect reports and other information concerning us at the office of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005.

INCORPORATION BY REFERENCE

      The rules of the SEC allow us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring to that information. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference in this prospectus the documents listed below and any future documents filed by us pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this prospectus:

•	Our annual report on Form 10-K for the year ended December 31, 2002;

•	Our quarterly report on Form 10-Q for the quarter ended March 31, 2003;

•	Our quarterly report on Form 10-Q for the quarter ended June 30, 2003;

•	Our quarterly report on Form 10-Q for the quarter ended September 30, 2003;

•	Our current report on Form 8-K, filed with the SEC on June 27, 2003;

•	Our current report on Form 8-K, filed with the SEC on September 18, 2003;

•	Our current report on Form 8-K, filed with the SEC on October 1, 2003;

•	Our current report on Form 8-K, filed with the SEC on October 3, 2003;

•	Two current reports on Form 8-K, disclosing information under item 5, filed with the SEC on October 21, 2003;

•	Our current report on Form 8-K, disclosing information under items 9 and 12, filed with the SEC on October 30, 2003;

•	Our current report on Form 8-K/A, filed with the SEC on November 14, 2003; and

•	Our current report on Form 8-K, filed with the SEC on December 9, 2003.

      If you request a copy of any or all of the documents incorporated by reference, we will send to you the copies requested at no charge. However, we will not send exhibits to such documents unless such exhibits are specifically incorporated by reference in such documents. You should direct requests for such copies to: Secretary, Fisher Scientific International Inc., One Liberty Lane, Hampton, New Hampshire 03842.

      You should rely only on the information provided in this document or incorporated in this document by reference. We have not authorized anyone to provide you with different information. You should not assume that the information in this document is accurate as of any date other than that on the front cover of the prospectus.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.	Other Expenses of Issuance and Distribution

      The following table sets forth the estimated costs and expenses of the sale and distribution of the securities being registered, all of which are being borne by us.

Amount

Securities and Exchange Commission filing fee	$24,270
Printing expenses	$15,000
Legal fees and expenses	$125,000
Accounting fees and expenses	$20,000
Miscellaneous	$50,000

Total	$234,270

      All of the amounts shown are estimates except for the fee payable to the Securities and Exchange Commission.

Item 15.	Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law, as amended, provides in regards to indemnification of directors and officers as follows:

145 Indemnification of Officers, Directors, Employees and Agents; Insurance. (a) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the corporation) by reason of the fact that the person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director officer, employee or agent of another corporation, partnership joint venture, trust or other enterprise, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by the person in connection with such action, suit or proceeding if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe the person’s conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction, or upon a plea of nolo contendere or its equivalent, shall not, of itself create a presumption that the person did not act in good faith and in a manner which the person reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had reasonable cause to believe that the person’s conduct was unlawful.

(b) A corporation shall have power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in its favor by reason of the fact that the person is or was a director, officer employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses (including attorneys’ fees) actually and reasonably incurred by the person in connection with the defense or settlement of such action or suit if the person acted in good faith and in a manner the person reasonably believed to be in or not opposed to the best interests of the corporation and except that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the Court of Chancery or the court in which such action or suit was brought shall determine upon application that despite the adjudication of liability but in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the Court of Chancery or such other court shall deem proper.

(c) To the extent that a present or former director or officer of a corporation has been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in subsections (a) and (b) of this section, or in defense of any claim, issue or matter therein, such person shall be indemnified against expenses (including attorneys’ fees) actually and reasonably incurred by such person in connection therewith.

(d) Any indemnification under subsections (a) and (b) of this section (unless ordered by a court) shall be made by the corporation only as authorized in the specific case upon a determination that indemnification of the present or former director, officer employee or agent is proper in the circumstances because the person has met the applicable standard of conduct set forth in subsections (a) and (b) of this section. Such determination shall be made, with respect to a person who is a director or officer at the time of such determination (1) by a majority vote of the directors who are not parties to such action, suit or proceeding even though less than a quorum, or (2) by a committee of such directors designated by majority vote of such directors, even though less than a quorum, or (3) if there are no such directors or if such directors so direct, by independent legal counsel in a written opinion, or (4) by the stockholders.

(e) Expenses (including attorney’s fees) incurred by an officer or director in defending any civil, criminal administrative or investigative action, suit or proceeding may be paid by the corporation in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such person is not entitled to be indemnified by the corporation as authorized in this section. Such expenses (including attorneys’ fees) incurred by former directors and officers or other employees and agents may be so paid upon such terms and conditions, if any, as the corporation deems appropriate.

(f) The indemnification and advancement of expenses provided by, or granted pursuant to the other subsections of this section shall not be deemed exclusive of any other rights to which those seeking indemnification or advancement of expenses may be entitled under any bylaw, agreement, vote of stockholders or disinterested directors or otherwise, both as to action in such person’s official capacity and as to action in another capacity while holding such office.

(g) A corporation shall have power to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against any liability asserted against such person and incurred by such person in any such capacity, or arising out of such person’s status as such whether or not the corporation would have the power to indemnify such person against such liability under this section.

(h) For purposes of this section, references to “the corporation” shall include, in addition to the resulting corporation, any constituent corporation (including any constituent of a constituent) absorbed in a consolidation or merger which, if its separate existence had continued, would have had power and authority to indemnify its directors, officers, and employees or agents, so that any person who is or was a director, officer, employee or agent of such constituent corporation, or is or was serving at the request of such constituent corporation as a director, officer, employee or agent of another corporation partnership, joint venture, trust or other enterprise, shall stand in the same position under this section with respect to the resulting or surviving corporation as such person would have with respect to such constituent corporation if its separate existence had continued.

(i) For purposes of this section, references to “other enterprises” shall include employee benefit plans; references to “fines” shall include any excise taxes assessed on a person with respect to any employee benefit plan; and references to “serving at the request of the corporation” shall include any service as a director, officer, employee or agent of the corporation which imposes duties on, or involves services by, such director officer, employee, or agent with respect to an employee benefit plan, its participants or beneficiaries; and a person who acted in good faith and in a manner such person reasonably believed to be in the interest of the participants and beneficiaries of an employee benefit plan shall be deemed to have acted in a manner “not opposed to the best interests of the corporation” as referred to in this section.

(j) The indemnification and advancement of expenses provided by, or granted pursuant to, this section shall, unless otherwise provided when authorized or ratified, continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of the heirs, executors and administrators of such a person.

      ARTICLE FIFTEENTH of Fisher’s Certificate of Incorporation provides as follows:

Fifteenth: (a) A director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for breach of fiduciary duty as a director except for liability (i) for any breach of the director’s duty of loyalty to the Corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which the director derived an improper personal benefit.

(b)(1) Right to Indemnification. Each person who was or is made a party or is threatened to be made a party to or is involved in any action, suit or proceeding, whether civil criminal, administrative or investigative (hereinafter a “proceeding”), by reason of the fact that he or she, or the person of whom he or she is the legal representative, is or was a director or officer of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation or of a partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, whether the basis of such proceeding is alleged action or inaction in an official capacity as a director, officer, employee or agent or in any other capacity while serving as a director, officer, employee, or agent, shall be indemnified and held harmless by the Corporation to the fullest extent authorized by the Delaware General Corporation Law, as the same exists or may hereafter be amended (but, in the case of any such amendment, only to the extent that such amendment permits the Corporation to provide broader indemnification rights than said law permitted the Corporation to provide prior to such amendment) against all expense, fines, ERISA excise taxes or penalties and amounts paid or to be paid in settlement) reasonably incurred or suffered by such person in connection therewith and such indemnification shall continue as to a person who has ceased to be a director, officer, employee or agent and shall inure to the benefit of his or her heirs, executors and administrators; provided, however, that, except as provided in this paragraph (b) the Corporation shall indemnify any such person seeking indemnification in connection with a proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) initiated by such person only if such proceeding (or part thereof) was authorized by the board of directors of the Corporation. The right to indemnification conferred in this paragraph (b) shall be a contract right and shall include the right to be paid by the Corporation the expenses incurred in defending any such proceeding in advance of its final disposition; provided, however, that, if the Delaware General Corporation Law requires, the payment of such expenses incurred by a director or officer in his or her capacity as a director or officer of the Corporation (and not in any other capacity in which service was or is rendered by such person while a director or officer, including, without limitation, service to an employee benefit plan) in advance of the final disposition of a proceeding, shall be made only upon delivery to the Corporation of an undertaking, by or on behalf of such director or officer, to repay all amounts so advanced if it shall ultimately be determined that such director or officer is not entitled to be indemnified under this Section or otherwise. The Corporation may, by action of its board of directors, provide indemnification to employees and agents of the Corporation with the same scope and effect as the foregoing indemnification of directors and officers.

(2) Right of Claimant to Bring Suit. If a claim under subparagraph (b)(1) is not paid in full by the Corporation within 30 days after a written claim has been received by the Corporation, the claimant may at any time thereafter bring suit against the Corporation to recover the unpaid amount of the claim and, if successful in whole or in part, the claimant shall be entitled to be paid also the expense of prosecuting such claim. It shall be a defense to any such action (other than an action brought to enforce a claim for expenses incurred in defending any proceedings in advance of its final disposition where the required undertaking, if any is required, has been tendered to the Corporation) that the claimant has not met the standards of conduct which make it permissible under the Delaware General Corporation Law for the Corporation to indemnify the claimant for the amount claimed, but the burden of proving such defense shall be on the Corporation. Neither the failure of the Corporation (including its board of directors, independent legal counsel, or its stockholders) to have made a determination prior to the commencement of such action that indemnification of the claimant is proper in the circumstances because he or she has met the applicable standard of conduct set forth in the Delaware General Corporation Law, nor an actual determination by the Corporation (including its board of directors, independent legal counsel, or its stockholders) that the claimant has not met such applicable standard of conduct, shall be a defense to the action or create a presumption that the claimant has not met the applicable standard or conduct.

(3) Non-Exclusivity of Rights. The right to indemnification and the payment of expenses incurred in defending a proceeding in advance of its final disposition conferred in this paragraph (b) shall not be exclusive of any other right which any person may have or hereafter acquire under any statute, provision of the Certificate of Incorporation, bylaw, agreement, vote of stockholders or disinterested directors or otherwise.

(4) Insurance. The Corporation may maintain insurance, at its expense, to project itself and any director, officer, employee or agent of the Corporation or another corporation, partnership joint venture, trust or other enterprise against any such expense liability or loss, whether or not the Corporation would have the power to indemnify such person against such expense, liability or loss under the Delaware General Corporation Law.

Item 16.	Exhibits

Exhibit
Number	Description

4.1	Indenture, dated as of July 7, 2003, between Fisher Scientific International Inc. and J.P. Morgan Trust Company, National Association, as trustee (filed as Exhibit 4.11 to Fisher Scientific International Inc.’s Registration Statement on Form S-4 (Registration No. 333-104361) filed on July 10, 2003).
4.2	Form of 2.50% Convertible Senior Note due October 1, 2023 (included in Exhibit 4.1).
4.3	Registration Rights Agreement, dated as of July 7, 2003, between Fisher Scientific International Inc. and Goldman, Sachs & Co. (filed as Exhibit 4.12 to Fisher Scientific International Inc.’s Registration Statement on Form S-4 (Registration No. 333-104361) filed on July 10, 2003).
4.4	Amended and Restated Certificate of Incorporation of Fisher Scientific International Inc., as amended (filed as Exhibit 3.1 to Fisher Scientific International Inc.’s Quarterly Report on Form 10-Q filed on May 15, 2002).
4.5	Certificate of Correction to the Restated Certificate of Incorporation of Fisher Scientific International Inc. (filed as Exhibit 3.6 to Fisher Scientific International Inc.’s Annual Report on Form 10-K filed on March 28, 2002).
4.6	Certificate of Amendment of Restated Certificate of Incorporation of Fisher Scientific International Inc. (filed as Exhibit 3.06 to Fisher Scientific International Inc.’s Registration Statement on Form S-3 (Registration No. 333-108448) filed on September 3, 2003).
4.7	Bylaws of Fisher Scientific International Inc. (filed as Exhibit 3.2 to Fisher Scientific International Inc.’s Registration Statement on Form S-4 (Registration No. 333-44400) filed on August 24, 2000).
4.8	Specimen Certificate of Common Stock, $.01 par value per share, of Fisher Scientific International Inc. (filed as Exhibit 4.1 to Fisher Scientific International Inc.’s Annual Report on Form 10-K filed on March 28, 2002).

Exhibit
Number	Description

5.1*	Opinion of Debevoise & Plimpton.
10.1	Amended and Restated Employment Agreement, dated as of December 31, 2003, between Fisher Scientific International Inc. and Paul M. Montrone.
10.2	Amended and Restated Employment Agreement, dated as of December 31, 2003, between Fisher Scientific International Inc. and Paul M. Meister.
10.3	Amendment to Employment Agreement, dated as of December 31, 2003, between Fisher Scientific International Inc. and David T. Della Penta.
12.1	Statement of Computation of Ratio of Earnings to Fixed Charges.
23.1	Consent of Deloitte & Touche LLP.
23.2*	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1).
24.1*	Power of Attorney (included on the signature page of this Registration Statement).
25.1*	Statement of Eligibility of Trustee on Form T-1.

*	Previously filed.

Item 17.	Undertakings

      The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) above do not apply if the registration statement is on Form S-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15 (d) of the Exchange Act that are incorporated by reference in the registration statement.

(2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

      The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13 (a) or Section 15 (d) of the

Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15 (d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered herein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering hereof.

      Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Amendment No. 1 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Hampton, State of New Hampshire, on this 5th day of January, 2004.

FISHER SCIENTIFIC INTERNATIONAL INC.

By:	/s/ TODD M. DUCHENE

Name: Todd M. DuChene

Title:	Vice President, General Counsel and Secretary

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities with Fisher Scientific International Inc. and on the date indicated.

Name	Title	Date

* Paul M. Montrone	Chairman of the Board and Chief Executive Officer (principal executive officer)	January 5, 2004

* Paul M. Meister	Vice Chairman of the Board and Executive Vice President	January 5, 2004

* Kevin P. Clark	Vice President and Chief Financial Officer (principal financial and accounting officer)	January 5, 2004

* Michael D. Dingman	Director	January 5, 2004

* Anthony J. DiNovi	Director	January 5, 2004

* Charles A. Sanders	Director	January 5, 2004

* Scott M. Sperling	Director	January 5, 2004

* W. Clayton Stephens	Director	January 5, 2004

*By:	/s/ TODD M. DUCHENE

Todd M. DuChene

Attorney-in-Fact

EXHIBIT INDEX

Exhibit
Number		Description

4.1		Indenture, dated as of July 7, 2003, between Fisher Scientific International Inc. and J.P. Morgan Trust Company, National Association, as trustee (filed as Exhibit 4.11 to Fisher Scientific International Inc.’s Registration Statement on Form S-4 (Registration No. 333-104361) filed on July 10, 2003).
4.2		Form of 2.50% Convertible Senior Note due October 1, 2023 (included in Exhibit 4.1).
4.3		Registration Rights Agreement, dated as of July 7, 2003, between Fisher Scientific International Inc. and Goldman, Sachs & Co. (filed as Exhibit 4.12 to Fisher Scientific International Inc.’s Registration Statement on Form S-4 (Registration No. 333-104361) filed on July 10, 2003).
4.4		Amended and Restated Certificate of Incorporation of Fisher Scientific International Inc., as amended (filed as Exhibit 3.1 to Fisher Scientific International Inc.’s Quarterly Report on Form 10-Q filed on May 15, 2002).
4.5		Certificate of Correction to the Restated Certificate of Incorporation of Fisher Scientific International Inc. (filed as Exhibit 3.6 to Fisher Scientific International Inc.’s Annual Report on Form 10-K filed on March 28, 2002).
4.6		Certificate of Amendment of Restated Certificate of Incorporation of Fisher Scientific International Inc. (filed as Exhibit 3.06 to Fisher Scientific International Inc.’s Registration Statement on Form S-3 (Registration No. 333-108448) filed on September 3, 2003).
4.7		Bylaws of Fisher Scientific International Inc. (filed as Exhibit 3.2 to Fisher Scientific International Inc.’s Registration Statement on Form S-4 (Registration No. 333-44400) filed on August 24, 2000).
4.8		Specimen Certificate of Common Stock, $.01 par value per share, of Fisher Scientific International Inc. (filed as Exhibit 4.1 to Fisher Scientific International Inc.’s Annual Report on Form 10-K filed on March 28, 2002).
5.1	*	Opinion of Debevoise & Plimpton.
10.1		Amended and Restated Employment Agreement, dated as of December 31, 2003, between Fisher Scientific International Inc. and Paul M. Montrone.
10.2		Amended and Restated Employment Agreement, dated as of December 31, 2003, between Fisher Scientific International Inc. and Paul M. Meister.
10.3		Amendment to Employment Agreement, dated as of December 31, 2003, between Fisher Scientific International Inc. and David T. Della Penta.
12.1		Statement of Computation of Ratio of Earnings to Fixed Charges.
23.1		Consent of Deloitte & Touche LLP.
23.2	*	Consent of Debevoise & Plimpton LLP (included in Exhibit 5.1).
24.1	*	Power of Attorney (included on the signature page of this Registration Statement).
25.1	*	Statement of Eligibility of Trustee on Form T-1.

* Previously filed.